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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                            MAXUS ENERGY CORPORATION
                           (Name of Subject Company)
                            MAXUS ENERGY CORPORATION
                       (Name of Person filing Statement)
                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                  577730 10 4
                     (CUSIP Number of Class of Securities)

                           MCCARTER MIDDLEBROOK, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                            MAXUS ENERGY CORPORATION
                            717 NORTH HARWOOD STREET
                            DALLAS, TEXAS 75201-6594
                                 (214) 953-2000
                 (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                   ON BEHALF OF THE PERSON FILING STATEMENT)

                                    COPY TO:
                            ROBERT A. PROFUSEK, ESQ.
                           JONES, DAY, REAVIS & POGUE
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 326-3939

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
ITEM 1. SECURITY AND SUBJECT COMPANY

    The name of the subject company is Maxus Energy Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 717 North Harwood Street, Dallas, Texas 75201-6594. The class of equity securities to which this Statement relates is the Common Stock, par value $1.00 per share, of the Company (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER

    This Statement relates to the tender offer disclosed in a Schedule 14D-1, dated March 3, 1995, by YPF Acquisition Corp., a Delaware corporation ("Purchaser"), and a wholly owned subsidiary of YPF Sociedad Anonima, a sociedad anonima organized under the laws of the Republic of Argentina ("YPF"), to purchase all outstanding Shares at a price of $5.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 3, 1995 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together, as amended from time to time, constitute the "Offer"). The Offer is being made pursuant to an Agreement of Merger, dated as of February 28, 1995 (the "Merger Agreement"), among YPF, Purchaser, and the Company. See Item 3(b)(2) for a description of the Merger Agreement.

    The address of the principal executive offices of Purchaser is Avenida Pte. Roque Saenz Pena 777, Buenos Aires 1364, Argentina.

ITEM 3. IDENTITY AND BACKGROUND

    (a) Name and Address of the Company. The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

    (b)(1) Certain Contracts, Etc.. Certain contracts, agreements, arrangements, or understandings between the Company or its affiliates and certain of its directors and executive officers are described under the captions "Director Compensation," "Termination of Employment and Change in Control Arrangements," and "Retirement Program" on pages 8, 10, 11, and 12 of the Company's Proxy Statement, dated March 22, 1994, for its 1994 Annual Meeting of Stockholders (the "1994 Annual Meeting Proxy Statement"). A copy of such portions of the 1994 Annual Meeting Proxy Statement is filed as Exhibit 1 hereto.

    The Merger Agreement provides that the Company will cooperate with YPF and Purchaser in an effort to obtain the surrender of all employee stock options and similar rights (the "Options") in accordance with the provisions of Schedule 2.6 to the Merger Agreement, which schedule is based, in general, on the Black-Scholes methodology for valuing options. If all Options are surrendered, the holders thereof, including certain directors and executive officers of the Company, will receive an aggregate amount of approximately $4.7 million. Of that amount, Charles L. Blackburn, the Chairman, President and Chief Executive Officer of the Company, the four next highest compensated executive officers of the Company (collectively, the "Named Executives"), all executive officers of the Company as a group (the "Executive Officer Group"), and all directors of the Company as a group would receive approximately the following amounts: Mr. Blackburn, $1,100,000; Mr. M.C. Forrest, $385,000; Mr. S.G. Crowell, $390,000;
Mr. G.W. Pasley, $335,000; and Mr. M. Middlebrook, $160,000; the Executive Officer Group, $2,900,000; and all directors of the Company as a group, $545,000. In addition, the Merger Agreement provides that all restrictions on restricted Shares, which include restricted Shares owned by certain executive officers of the Company, will lapse at the Effective Time. The aggregate value of all restricted Shares, based on a price per Share to be paid under the Merger, is approximately $5.2 million. Of that amount, the Named Executives and the Executive Officer Group would receive the following amounts: Mr. Blackburn, $104,588; Mr. Forrest, $0; Mr. Crowell, $34,430; Mr. Pasley, $20,658; Mr.
Middlebrook, $14,916; and the Executive Officer Group, $215,000.

    The Merger Agreement provides that, except as may be expressly provided in a valid written waiver voluntarily signed by an affected employee party thereto, the Company will honor and, on and after the Effective Time, YPF will cause the Surviving Corporation to honor in accordance with the terms thereof, without offset, deduction, counterclaim, interruption, or deferment (other than withholdings under applicable law), all employment, change-in-control, severance, termination, consulting, and unfunded retirement or benefit agreements to which the Company or any of its subsidiaries was a party as of February 28, 1995. The Company is presently a party to change-in-control agreements with 17 senior executives of the Company, including each of the executive officers of the Company, which agreements (or predecessors thereof) were entered into in 1987 or, if later, the date that the executive first attained the position of general manager or above. In the event that all of the persons who are parties to change-in-control agreements terminate their employment with the Company (or are terminated) under circumstances in which they have rights to severance payments thereunder, the maximum aggregate amount which the Company would be obligated to pay under all such agreements (assuming such termination occurred on April 1, 1995 and was discounted to the
then-present value using a       % discount rate) is estimated to be $14.7
million. Of that amount, the Named Executives and the Executive Officer Group would receive the following amounts: Mr. Blackburn, $2.7 million; Mr. Forrest, $1.0 million; Mr. Crowell, $1.0 million; Mr. Pasley, $0.9 million; Mr. Middlebrook, $0.8 million; and the Executive Officer Group, $8.2 million.

    The Merger Agreement also provides that, subject to Purchaser's purchase of Shares pursuant to the Offer, the Company will, for a period of 12 months following the Effective Time, continue, without amendment or change, except for changes that increase such compensation or benefits or as may be required by law, the Benefit Plans and the other compensation and benefit policies, practices, programs, and arrangements (collectively, the "Plans"), which provide compensation or benefits to employees of the Company and its subsidiaries, except that the Surviving Corporation (as defined below) may replace any of the Plans with another plan or program that provides not less than a substantially equivalent level of compensation or benefits, and may amend or replace any Stock Plan with another plan which is determined in good faith by the Board of Directors of the Surviving Corporation to provide comparable incentive compensation opportunities.

    Prior to the Company's entry into the Merger Agreement, representatives of YPF informed Mr. Blackburn that YPF expected Mr. Blackburn to resign his positions as Chairman, President and Chief Executive Officer if YPF acquired the Company, and on February 28, 1995, YPF announced that it had identified an interim successor to Mr. Blackburn (Mr. Peter Gaffney, a founding partner of Gaffney, Cline and Associates and a reservoir engineer who is currently President of the Society of Petroleum Engineers). YPF has asked Mr. Blackburn to become an international consultant to YPF and to remain a director of the Company following the merger contemplated by the Merger Agreement (the "Merger"). If Mr. Blackburn accepts YPF's offer, he would be paid an annual retainer of $500,000, have offices in Dallas and Buenos Aires, be expected to spend 50-75% of his time working for YPF, and have direct access to YPF's Chief Executive and Chief Operating Officers. The term of the proposed consulting arrangement is two years. Although Mr. Blackburn has informally indicated that he is willing to entertain this proposal, Mr. Blackburn has informed YPF that he will not formally respond thereto until after the completion (or termination) of the Offer.

    The Prudential Preferred Waiver Agreement. In accordance with the provisions of the Company's Restated Certificate of Incorporation (the "Certificate"), The Prudential Insurance Company of America ("Prudential"), which is the current holder of all of the outstanding shares of the Company's $9.75 Cumulative Convertible Preferred Stock, par value $1.00 per share (the "$9.75 Preferred Stock"), must approve the Merger in order for the Merger to be consummated. On February 28, 1995, the Company and Prudential entered into an agreement (the "Prudential Preferred Waiver Agreement"), a copy of which is filed as Exhibit 2 hereto, pursuant to which Prudential agreed to consent to the Merger and, effective upon the Effective Time of the Merger, to (i) waive certain rights, including appraisal rights, conversion rights, rights under the Rights Agreement (as defined below), and the right to receive increased dividends under certain circumstances, (ii) waive certain covenants restricting the Company's ability to take certain actions, and (iii) terminate the registration rights associated with the $9.75 Preferred Stock. Pursuant to the Prudential Preferred Waiver Agreement, the Company has agreed, effective as of the Effective Time of the Merger, to (a) waive certain rights, including the right to redeem the $9.75 Preferred Stock at its option and the right of first offer with respect to the transfer of the shares of $9.75 Preferred Stock, and (b) pay to Prudential a restructuring fee of $250,000 at the Effective Time of the Merger. To induce Prudential to enter into the Prudential Preferred Waiver Agreement, YPF also agreed, effective as of the Effective Time of the Merger, among other things, to guarantee the payment and performance of each and every obligation of the Company to the registered owners of $9.75 Preferred Stock.

    (b)(2) The Merger Agreement. The following is a summary of the material provisions of the Merger Agreement, a copy of which is filed as Exhibit 3 hereto. For purposes of this Item 3(b)(2), except as set forth herein with respect to certain terms the meaning of which is not readily apparent, capitalized terms used and not otherwise defined herein have the meanings given to such terms in the Merger Agreement.

    The Offer. The Merger Agreement provides for the commencement of the Offer. The obligation of Purchaser to accept for payment Shares tendered pursuant to the Offer is subject to the satisfaction of a number of conditions set forth on Exhibit A to the Merger Agreement, including without limitation (i) the closing of the financings described in Item 8 hereof (the "Financing Condition"), (ii) the taking by the Company of all steps necessary to redeem certain rights (the "Rights") issued pursuant to a Rights Agreement, dated September 8, 1988 (the "Rights Agreement"), between the Company and AmeriTrust Company National Association, as Rights Agent, attached to Shares at a redemption price of $0.10 per Right so that such Rights will not become exercisable as a result of the consummation of the transactions contemplated by the Merger Agreement, and (iii) that the number of Shares being validly tendered and not withdrawn prior to the expiration date provided in the Offer, when added to the Shares and $4.00 Cumulative Convertible Preferred Stock, par value $1.00 per share, of the Company (the "$4.00 Preferred Stock" and, together with the Shares, the "Voting Stock") beneficially owned by YPF and Purchaser, represents not less than a majority of the Voting Stock outstanding on a fully diluted basis (the "Minimum Share Condition"). Any condition other than the Minimum Share Condition may be waived by Purchaser in its sole discretion. Pursuant to the Merger Agreement, Purchaser reserved the right to increase the price per Share payable in the Offer or to otherwise amend the Offer, except that Purchaser may make no amendment that decreases the price per Share payable in the Offer, reduces the minimum number of Shares to be purchased in the Offer, imposes additional conditions to the Offer, or makes any other change in the terms and conditions of the Offer that is materially adverse to the holders of the Shares. In the event the Merger Agreement is terminated pursuant to its terms, YPF and Purchaser have agreed that, without the consent of the Board of Directors of the Company (the "Board"), neither they nor their affiliates will acquire or seek to acquire shares of Voting Stock of the Company other than pursuant to the Offer or the Merger for a period of not less than 24 months following such termination.

    The Merger. The Merger Agreement provides that, unless the Merger Agreement is terminated or abandoned (see "Termination" in this Item 3), as soon as practicable following fulfillment or waiver of the conditions described in this
Item 3 under "Conditions to the Merger," at the Effective Time, Purchaser will be merged with and into the Company, whereupon the separate existence of Purchaser will cease and the Company will be the surviving corporation in the Merger (as such, the "Surviving Corporation"). The Merger Agreement further provides that (i) the Certificate and the By-Laws of the Company as in effect at the Effective Time will be the certificate of incorporation and the by-laws of the Surviving Corporation, (ii) the directors of Purchaser immediately prior to the Effective Time will be the directors of the Surviving Corporation, and (iii) the officers of the Company immediately prior to the Effective Time will be the officers of the Surviving Corporation.

    Consideration to be Paid in the Merger. The Merger Agreement provides that each Share outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company, Shares owned by YPF, Purchaser, or any other direct or indirect subsidiary of YPF, and Shares held by stockholders that perfect their appraisal rights under the Delaware General Corporation Law (the "DGCL")) will, at the Effective Time, be cancelled and retired and be converted into a right to receive in cash an amount per Share equal to the highest price per Share paid by Purchaser pursuant to the Offer, without interest, upon the surrender of the certificate which prior to the Effective Time represented such Shares, and each Share held in the treasury of the Company and each Share held by YPF, Purchaser, or any other direct or indirect subsidiary of YPF immediately prior to the Effective Time will, at the Effective Time, be cancelled and retired and no payment will be made with respect thereto. Each share of common stock of Purchaser issued and outstanding immediately prior to the Effective Time will, at the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become one share of common stock of the Surviving Corporation, and each outstanding share of $4.00 Preferred Stock, $9.75 Preferred Stock, and $2.50 Cumulative Preferred Stock, par value $1.00 per share (the "$2.50 Preferred Stock"), of the Company (collectively, the "Preferred Stock") will remain outstanding and have, as to the Surviving Corporation, the identical powers, preferences, rights, qualifications, limitations, and restrictions as such shares of Preferred Stock presently have, except as agreed to by the holder of the $9.75 Preferred Stock (see Item 3(b)(1) above).

    Employee Benefits and Stock Awards. See "Certain Contracts, Etc." and "The Prudential Preferred Waiver Agreement" in Item 3(b)(1) above for a discussion of certain provisions of the Merger Agreement relating to employee benefits and stock awards.

    Stockholders' Meeting. In the Merger Agreement, the Company has agreed to take all action necessary in accordance with applicable law and the Certificate and its By-Laws to convene a meeting of its stockholders as promptly as reasonably practicable after the date of the Merger Agreement to consider and vote upon the adoption of the Merger Agreement, if such stockholder approval is required by applicable law. Nothing in the Merger Agreement affects the right of Purchaser to take action by written consent in lieu of a meeting or otherwise to the extent permitted by applicable law. At any such meeting, all Voting Stock then owned by YPF, Purchaser, or any other direct or indirect subsidiary of YPF will be voted in favor of adoption of the Merger Agreement. Subject to its fiduciary duties under applicable law, the Board has resolved to recommend that the Company's stockholders approve adoption of the Merger Agreement, if such stockholder approval is required.

    Representations and Warranties. The Merger Agreement also contains various customary representations and warranties by the Company relating to, among other things, (i) the organization of the Company and its subsidiaries and other corporate matters, (ii) the capital structure of the Company, (iii) the authorization, execution, delivery, and consummation of the transactions contemplated by the Merger Agreement, (iv) consents and approvals, (v) documents filed by the Company with the Securities and Exchange Commission (the "Commission") and the accuracy of the information contained therein, (vi) the absence of certain changes and events, (vii) the accuracy of the information contained in documents filed with the Commission in connection with the Offer and the Merger, (viii) litigation, (ix) compliance with laws and certain environmental matters, (x) tax, insurance, and labor matters, and (xi) matters relating to Title IV of the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder. The Company has also represented in the Merger Agreement that it will take the necessary steps to redeem, on or prior to March 23, 1995, all of the outstanding Rights issued pursuant to the Rights Agreement in accordance with the terms of the Rights Agreement and applicable law.

    The Merger Agreement contains certain similar representations and warranties by YPF and Purchaser concerning (i) the organization of YPF and Purchaser and other corporate matters, (ii) the authorization, execution, delivery, and consummation of the transactions contemplated by the Merger Agreement, (iii) the accuracy of the information contained in documents filed with the Commission in connection with the Offer and the Merger, and (iv) the financing of the Offer and the Merger. YPF has also represented and warranted that, based on its review of the Company's financial condition, operations, and business plan, the representations made by the Company in the Merger Agreement, the financial condition of YPF and its subsidiaries, and Purchaser's plans with respect to the Company and its subsidiaries, YPF has no reason to believe that following the Merger and financings contemplated in

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respect thereof the Company will not be able to meet its obligations as they become due, including, solely for purposes of this representation and warranty, preferred stock dividend and mandatory redemption payments. As described below under "Certain Additional YPF Obligations," YPF has, under certain circumstances and subject to certain limitations, agreed to capitalize the Company in respect of such obligations.

    Board Representation. The Merger Agreement provides that, upon Purchaser's acquisition of a majority of the outstanding shares of Voting Stock pursuant to the Offer, and from time to time thereafter so long as YPF and/or any of its direct or indirect wholly owned subsidiaries (including Purchaser) owns a majority of the outstanding shares of Voting Stock, YPF will be entitled, subject to compliance with applicable law, the Certificate, and the provisions described in the next sentence, to designate at its option up to that number of directors, rounded up to the nearest whole number, of the Company as will make the percentage of the Company's directors designated by YPF equal to the percentage of outstanding shares of Voting Stock held by YPF and any of its direct or indirect wholly owned subsidiaries (including Purchaser), including Shares accepted for payment pursuant to the Offer. The Company has agreed that it will, upon the request of YPF, promptly increase the size of its Board and/or use its reasonable best efforts to secure the resignation of such number of directors as is necessary to enable YPF's designees to be elected to the Board and will use its reasonable best efforts to cause YPF's designees to be so elected, subject to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), except that, prior to the Effective Time, the Company will use its reasonable best efforts to assure that the Board always has (at its election) at least three members who were directors of the Company as of February 28, 1995. At such times, the Company will use its reasonable best efforts, subject to any limitations imposed by law or the rules of the New York Stock Exchange (the "NYSE"), to cause persons designated by YPF to constitute the same percentage as such persons represent on the Board of (i) each committee of the Board, (ii) each board of directors or board of management of each subsidiary of the Company, and (iii) each committee of each such board.

    Agreements with Respect to the Conduct of Business. The Merger Agreement provides that, except as specifically contemplated by the Merger Agreement or as otherwise approved by YPF in writing, during the period from the date of the Merger Agreement to the earlier of the time that the designees of YPF have been elected to, and constitute a majority of, the Board or the Effective Time, the Company will, and will cause each of its subsidiaries to, conduct their respective businesses only in, and not take any action except in, the ordinary and usual course of business substantially consistent with past practice, and use reasonable efforts to preserve intact the business organization of the Company and each of its subsidiaries, to keep available the services of its and their present officers and key employees, and to preserve the goodwill of those having business relationships with the Company or its subsidiaries. In addition, subject to certain exceptions, during such period, the Company will not, and will not permit any of its subsidiaries to, (i) make or propose any change or amendment to their respective certificates of incorporation or by-laws (or comparable governing documents), except as may be required by law; (ii) authorize for issuance, issue, sell, or deliver any capital stock or any other securities of any of them (other than pursuant to the Options, Options and Converts, the $4.00 Preferred Stock, the $9.75 Preferred Stock, or the 401(k) Plan, or the issuance of Shares issued under the terms of the Director Plan in a manner consistent with any such plan or past practice), or issue any securities convertible into or exchangeable for, or options, warrants to purchase, scrip, rights to subscribe for, calls, or commitments of any character whatsoever relating to, or enter into any contract with respect to the issuance of, any shares of capital stock or any other securities of any of them (other than pursuant to the Options, Options and Converts, the $4.00 Preferred Stock, the $9.75 Preferred Stock, the 401(k) Plan (or in connection with the 401(k) Plan or the Director Plan as aforesaid)), purchase, or otherwise acquire or enter into any contract with respect to the purchase or voting of shares of their capital stock, or adjust, split, combine, or reclassify any of their capital stock or other securities, or make any other changes in their capital structures; (iii) declare, set aside, pay, or make any dividend or other distribution or payment (whether in cash, stock, or property) with respect to, or purchase or redeem, any shares of the capital stock of any of them other than (a) regular quarterly cash dividends on

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the Preferred Stock, (b) dividends, distributions, or payments paid by its subsidiaries to the Company or its subsidiaries with respect to their capital stock, (c) the Rights in accordance with the Rights Agreement, and (d) loans and payments from the Company to any of its subsidiaries or from any of such subsidiaries to the Company or another such subsidiary; (iv) except in limited circumstances, prior to the Effective Time, adopt or amend any bonus, profit sharing, compensation, severance, termination, stock option, pension, retirement, deferred compensation, welfare benefit plan, change-in-control agreement, restricted stock, performance unit, employment, or other employee benefit agreements, trusts, plans, funds, or other arrangements for the benefit or welfare of any director, officer, or employee, or (except, other than with respect to employees at the Company's Pay Grade 12 or above, for normal increases in the ordinary course of business that are consistent with past practice and that, in the aggregate, do not result in a material increase in benefits or compensation expense to the Company or pursuant to collective bargaining agreements or other contracts presently in effect) increase in any manner the compensation or fringe benefits of any director or officer or pay any benefit not required by any existing plan, arrangement, or contract (including without limitation the granting of stock options, stock appreciation rights, shares of restricted stock, or performance units) or take any action or grant any benefit not expressly required under the terms of any existing contracts, trusts, plans, funds, or other such arrangements or enter into any contract to do any of the foregoing; or (v) except in the ordinary course of business, (a) incur or assume any indebtedness, (b) assume, guarantee, endorse, or otherwise become liable (whether directly, contingently, or otherwise) for the obligation of any other Person except in the ordinary course of business and consistent with past practice, or (c) make any loans, advances, or capital contributions to, or investments (other than intercompany accounts and short-term investments pursuant to customary cash management systems of the Company in the ordinary course and consistent with past practice) in, any other Person other than such of the foregoing as are made by the Company to or in a wholly owned subsidiary of the Company.

    Conditions to the Merger. The Merger is conditioned upon the satisfaction of certain conditions including (i) adoption of the Merger Agreement by the requisite vote of holders of Voting Stock, (ii) acceptance by the Purchaser for payment of Shares pursuant to the Offer, (iii) the absence of certain orders, injunctions, or actions which prevent or materially restrict consummation of the Merger or that would make the acquisition or holding by YPF or its subsidiaries of the Shares or shares of common stock of the Surviving Corporation illegal, and (iv) expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. In addition, the obligations of YPF and Purchaser to consummate the Merger are conditioned upon the satisfaction of certain conditions, including (i) compliance by the Company in all material respects with each of its covenants under the Merger Agreement, (ii) the accuracy in all material respects as of the Closing Date of the representations and warranties of the Company, and (iii) the Financing Condition.

    No Solicitation, Etc. The Merger Agreement provides that neither the Company nor any of its subsidiaries will, directly or indirectly (and each will instruct or otherwise use its reasonable best efforts to cause its affiliates that are controlled by the Company and the officers, directors, employees, agents, or advisors or other representatives or consultants of the Company not to), encourage, solicit, initiate, engage in, or participate in discussions or negotiations with, or provide information to, any Person (other than YPF, Purchaser, or subsidiaries, affiliates, or representatives of any of the foregoing) in connection with any tender offer, exchange offer, merger, consolidation, business combination, sale of substantial assets, sale of securities, liquidation, dissolution, or similar transaction involving the Company or any of its subsidiaries or divisions (including without limitation Midgard Energy Company ("Midgard")). Notwithstanding the foregoing, the Company may do any of the foregoing if outside counsel to the Company advises the Board that any action is required for the Company's directors to satisfy their fiduciary duties under applicable law. The Company will promptly (i) notify YPF in the event of any discussion, negotiation, proposal, or offer, or any decision to furnish information or take any other action referred to above in this paragraph, and (ii) furnish YPF copies of all such written information furnished to any Person to the extent not previously furnished to YPF.

    Indemnification of Directors and Others. Pursuant to the Merger Agreement, for a period of seven years following the Effective Time, YPF will cause the Surviving Corporation to indemnify, defend, and hold harmless the present and former officers, directors, employees, and agents of the Company and its subsidiaries (each an "Indemnified Party") against all losses, claims, damages, or liabilities arising out of actions or omissions occurring on, prior to, or after the Effective Time to the full extent provided under Delaware law, the Certificate, and By-Laws of the Company in effect on the date of the Merger Agreement, or any agreement in effect at the date of the Merger Agreement, except that any determination required to be made with respect to whether an Indemnified Party's conduct complies with the standards set forth under Delaware law, the Certificate, or By-Laws of the Company, or under any such agreement will be made by independent counsel selected by the Indemnified Party and reasonably satisfactory to the Surviving Corporation. The Surviving Corporation will maintain the Company's existing officers' and directors' liability insurance ("D&O Insurance") in full force and effect without reduction of coverage for a period of seven years after the Effective Time, except that (i) the Surviving Corporation will not be required to pay an annual premium therefor in excess of 250% of the last annual premium paid prior to the date of the Merger Agreement (the "Current Premium") and (ii) if the existing D&O Insurance expires, is terminated, or is cancelled during such seven-year period, the Surviving Corporation will use its best efforts to obtain as much D&O Insurance as can be obtained for the remainder of such period for a premium on an annualized basis not in excess of 250% of the Current Premium.

    Certain Additional YPF Obligations. The Merger Agreement provides that whenever it requires Purchaser to take any action, such requirements will be deemed to include an undertaking on the part of YPF to cause Purchaser to take such action.

    Pursuant to the Merger Agreement, in the event that the Company is unable to meet its obligations as they come due, whether at maturity or otherwise, including solely for purposes of this covenant dividend and redemption payments with respect to the Preferred Stock, YPF has agreed for a period of nine years following the Effective Time to capitalize the Company in an amount necessary to permit the Company to meet such obligations (the "Keepwell Covenant"). This obligation (i) is limited to the amount of debt service obligations under the Purchaser Facility (as described in Item 8 hereof) and, to the extent the Purchaser Facility is replaced by the Midgard Loan and/or the Subsidiaries Loan (as described in Item 8 hereof), the amount of debt service obligations under the Midgard Loan and/or the Subsidiaries Loan, and (ii) will be reduced by the amount of any capital contributions received by the Company after the Effective Time and the net proceeds of any sale by the Company of common stock or non-redeemable preferred stock after the Effective Time.

    Subject to certain limitations, YPF and the Company have agreed to use reasonable efforts to continue the listing on the NYSE of the shares of Preferred Stock which are currently listed on the NYSE or, if delisted, to cause such shares of Preferred Stock to be listed on another national securities exchange or admitted for trading on the National Association of Securities Dealers Automated Quotation System and on other organized securities markets in such foreign jurisdictions in which such shares are presently traded, subject to certain limitations.

    Termination. According to its terms, the Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval by the stockholders of the Company (i) by the mutual consent of the Boards of Directors of YPF, Purchaser, and the Company, (ii) by YPF and Purchaser, on the one hand, or the Company, on the other hand, if the Offer expires or is terminated or withdrawn in accordance with the terms of the Merger Agreement without any Shares being purchased thereunder or the Offer is terminated, or has not been commenced by the close of business on March 7, 1995, or if Purchaser has not purchased Shares validly tendered and not withdrawn pursuant to the Offer in accordance with the terms of the Merger Agreement within 75 calendar days after commencement of the Offer, provided, however, that the party seeking to terminate the Merger Agreement is not in material breach thereof; (iii) by the Company, if YPF or Purchaser materially breaches any of the representations and warranties or covenants contained in the

Merger Agreement, or by YPF and Purchaser if the Company materially breaches any of the representations and warranties or covenants contained in the Merger Agreement; (iv) by either YPF and Purchaser or the Company, if the Merger is not consummated prior to June 30, 1995, provided, however, that the right to terminate the Merger Agreement pursuant to this provision will not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date; (v) by either YPF and Purchaser, on the one hand, or the Company, on the other hand, if either one (or any permitted assignee under the Merger Agreement) is restrained, enjoined, or otherwise precluded by an order, decree, ruling, or injunction (other than an order or injunction issued on a temporary or preliminary basis) of a court, domestic or foreign, of competent jurisdiction, governmental authority, or other regulatory or administrative agency or commission, from consummating the Merger or making the acquisition or holding by YPF or its subsidiaries of the Shares or shares of common stock of the Surviving Corporation illegal and all means of appeal and all appeals from such order decree, ruling, injunction, or other action have been finally exhausted; (vi) by the Company if the Board determines that it will not recommend acceptance of the Offer and approval of the Merger by the Company's stockholders (or if such recommendation is withdrawn) based upon the advice of outside counsel that such action is necessary for the Board to comply with its fiduciary duties to stockholders under applicable law; and (vii) by YPF and Purchaser, if (a) the Board shall not have recommended or shall withdraw, modify, or change its recommendation relating to the Merger or the Offer in a manner materially adverse to YPF or shall have resolved to do any of the foregoing; (b) the Board recommends to the stockholders of the Company that they accept or approve, or the Company or any of its subsidiaries shall have agreed to engage in, a Competing Transaction (as defined below); or (c) any Person shall have acquired beneficial ownership or the right to acquire beneficial ownership or any "group" (as such term is defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) shall have been formed which beneficially owns, or has the right to acquire "beneficial ownership" (as defined in the Rights Agreement) of, more than 20% of the then-outstanding Shares. "Competing Transaction" is defined in the Merger Agreement as any of the following involving the Company or any of its subsidiaries: (i) any merger, consolidation, share exchange, business combination, or other similar transaction except for such of the foregoing in which the only parties are the Company or one or more subsidiaries of the Company; (ii) any sale, lease, exchange, mortgage, pledge, transfer, or other disposition of the assets of the Company or any of its subsidiaries constituting 5% or more of the consolidated assets of the Company or accounting for 5% or more of the consolidated revenues of the Company in a single transaction or series of related transactions involving any Person other than the Company or one or more subsidiaries of the Company; or (iii) any tender or exchange offer for 20% or more of the outstanding Voting Stock or the filing of a registration statement under the Securities Act of 1933, as amended, in connection therewith.

    In the event of any termination and abandonment pursuant to the Merger Agreement, no party to the Merger Agreement (or any of its directors or officers) will have any liability or further obligation to any other party to the Merger Agreement, except for certain express obligations under the Merger Agreement and except that no party will be relieved from liability for any breach of the Merger Agreement. Any action by the Company to terminate the Merger Agreement as described herein will require only the approval of a majority of the directors of the Company then in office who were directors of the Company on the date of the Merger Agreement, or persons nominated or elected to succeed such directors by a majority of such directors.

    In the event the Merger Agreement is terminated by the Company as provided therein, (i) YPF and the Purchaser will not, and will cause their subsidiaries and affiliates controlled by them not to, acquire or offer to acquire or request permission to acquire or offer to acquire (either directly or pursuant to a waiver of this or any other covenant in the Merger Agreement) Shares otherwise than pursuant to the Offer or the Merger for a period of not less than 24 months after termination of the Merger Agreement without prior written approval of the Board, and (ii) the provisions of a confidentiality agreement previously entered into between the Company and YPF will continue to apply.

    Termination Fees; Expenses. Whether or not the Offer or Merger is consummated, all costs and expenses incurred in connection with the Offer, the Merger Agreement, and the transactions contemplated thereby will be paid by the party incurring such costs and expenses, provided, however, that the Company must promptly pay $20 million to Purchaser in the event of a termination of the Merger Agreement (i) by the Company if the Board determines that it will not recommend acceptance of the Offer and adoption of the Merger Agreement by the Company's stockholders (or if such recommendation is withdrawn) based upon the advice of outside counsel that such action is necessary for the Company's directors to comply with their fiduciary duties to stockholders under applicable law; (ii) by YPF and Purchaser if the Board shall not have recommended or shall withdraw, modify, or change its recommendation relating to the Merger or the Offer in a manner materially adverse to YPF; or (iii) by YPF and Purchaser if the Board recommends to the stockholders of the Company that they accept or approve, or the Company or any of its subsidiaries agree to engage in, a Competing Transaction.

    The Merger Agreement also provides that YPF and Purchaser, jointly and severally, must promptly pay $20 million to the Company in the event of a termination of the Merger Agreement by the Company or YPF if, at the date of such termination, any condition to the funding of the YPF Facility or the Purchaser Facility has not been satisfied, provided that at such time no other condition to YPF's obligation to consummate the Offer or the Merger is unsatisfied (other than the failure to meet the Minimum Share Condition as a result of the failure to obtain such funding).

    Waiver and Amendment. Subject to applicable law, any provision of the Merger Agreement may be waived at any time by the party which is, or whose stockholders are, entitled to the benefits thereof, and the Merger Agreement may be amended or supplemented at any time, provided that no amendment may be made after any stockholder approval of the adoption of the Merger Agreement that reduces the price to be paid per Share pursuant to Merger, without further approval of the holders of the Voting Stock.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

    (a) Board Recommendation. On February 28, 1995, the Board, by unanimous vote (with the director elected by Prudential pursuant to the terms of the $9.75 Preferred Stock abstaining) (i) determined that the Offer and Merger were in the best interest of the Company and the stockholders of the Company, (ii) approved the Merger Agreement, the Offer, and the Merger, and determined that such approval satisfied the requirements of Section 203(a)(1) of the DGCL, rendering the special stockholder vote requirements of such Section inapplicable to the Merger Agreement, Offer, and Merger, (iii) subject to the fiduciary duties of the Board, resolved to recommend acceptance of the Offer by holders of Shares and adoption of the Merger Agreement by holders of shares of Voting Stock, and
(iv) approved certain other actions to be undertaken pursuant to the terms of the Merger Agreement, including redemption of the Rights by the Company at the redemption price of $0.10 per Right. A joint press release announcing the Offer and the other transactions pursuant to the Merger Agreement and the Company's letter to stockholders with respect thereto are filed as Exhibits 4 and 5 hereto, respectively.

    (b) Background of the Board Recommendation. In light of, among other factors, the limitations on the Company's financial flexibility resulting from, among other things, the pressures from continuing depressed oil and gas prices and the Company's limited access to the capital markets, balanced against the Company's obligations and its exploration, development, and production program to maximize the value of and/or replace the Company's oil and gas reserves, in the last half of 1994 the Company began exploring financial alternatives available to it. The alternatives considered involved a broad range of possible actions, including potential sales of assets, subsidiaries or divisions, joint ventures, public debt and equity offerings of securities of several of the Company's subsidiaries, private sales of equity securities of such subsidiaries, and possible sales of a substantial equity interest in the Company. Management of the Company decided to study all reasonable alternatives available to the Company to increase the Company's financial flexibility and maximize stockholder value.

    In the late Autumn of 1994, the Company was contacted by a possible strategic buyer ("Company I") that indicated that it desired to initiate substantive discussions relating to the possible acquisition of the entire equity interest in the Company. A confidentiality agreement with Company I was signed in November 1994 and during the next several months, the Company, with the assistance of CSFB, furnished Company I extensive information relating to the Company's business, financial condition, results of operations, and prospects. This extensive due diligence included site visitations to the Company's principal worldwide locations. However, on January 27, 1995, Company I informed the Company that it was no longer interested in pursuing the possible acquisition of the entire equity interest in the Company, but rather that it desired to pursue the possible acquisition of Midgard and/or the Company's Indonesian subsidiaries.

    In early December of 1994, Mr. Blackburn met with YPF's Chief Executive Officer to discuss a wide variety of possible transactions, including the possible purchase by YPF of a substantial equity interest in the Company. The companies signed a confidentiality agreement and YPF and its representatives undertook an extensive due diligence review of the Company.

    One of the other alternatives given serious consideration was a public offering of the Company's mid-continent gas production and processing operations, later to be named "Midgard." On December 20, 1994, Midgard filed with the Commission a registration statement relating to the possible public offering of approximately 37.5% of its common stock. At the time of the filing (the "Initial Filing"), Midgard estimated that the offering, together with an expected subsequent offering of $200 million of debt securities, would result in net proceeds of approximately $340 million, which would be used to retire indebtedness of Midgard to the Company. On January 9, 1995, Midgard filed with the Commission a registration statement relating to the possible public offering of $200 million of debt securities of Midgard. With the assistance of CS First Boston Corporation ("CSFB"), the Company's financial advisor, commencing in the latter part of 1994, the Company also solicited offers for the private sale of a minority interest in Midgard. A substantial number of possible financial and strategic investors were contacted during this process. Subsequent to the Initial Filing, the prices for natural gas, which represent virtually all of Midgard's 1994 production and current reserves, remained depressed, thus reducing the potential value to the Company of the possible public offerings of Midgard equity and debt securities (together, the "Midgard Offering Alternative"). The Midgard Offering Alternative continued to be pursued and was considered by the Board in connection with its consideration of other alternatives at the time the Offer and the Merger Agreement were approved by the Board. However, in connection with and in light of such approval, the Company agreed to suspend its pursuit of the Midgard Offering Alternative (or any other sale of equity securities or substantial assets) pursuant to the Merger Agreement.

    In mid January 1995, CSFB, on behalf of the Company, requested that potential bidders submit proposals in respect of a range of possible transactions, including a minority-interest in Midgard, the possible sale of a substantial equity interest in the Company, and the possible acquisition of the entire equity interest in the Company. None of the potential financial or strategic investors expressed an interest in pursuing the acquisition of a minority interest in Midgard although a number of possible strategic buyers expressed an interest in acquiring the entire equity interest in, or substantially all of the assets of, Midgard (the "Midgard Disposition Alternative"). At a meeting of the Board on January 31, 1995, the alternatives then available to the Company, none of which was believed by management of the Company to be acceptable due to the terms and conditional nature thereof, were reviewed. While no decision had been made with respect to the course of action to be taken, the Board instructed the Company's management at the January 31, 1995 meeting to continue to explore all reasonable alternatives, following which CSFB, on behalf of the Company, requested what were determined to be the best potential bidders in respect of the Midgard Disposition Alternative to submit proposals by February 21, 1995. In addition, CSFB requested that YPF (the other potential bidder for the entire equity interest in the Company having previously informed CSFB and the Company that it was no longer interested in pursuing such a transaction) consider increasing its prior proposal for the possible acquisition of all of the Shares at $5.00 per Share in cash and also still consider a substantial equity investment in the Company.

    On February 21, 1995, the Company received indications of interest in respect of the Midgard Disposition Alternative. The indication of interest judged most favorable to the Company by management (the "Final Midgard Alternative") was from Company I. In addition, on February 25, 1995, the Company received a proposal from YPF (the "YPF Alternative") to acquire all of the Shares for $5.50 per Share, which proposal contemplated that holders of Rights would receive an additional $0.10 per Share in connection with the redemption of the Rights.

    At a meeting of the Board held on February 26, 1995, the Board carefully considered the Final Midgard Alternative, the Midgard Offering Alternative, and the YPF Alternative. At that meeting, the Board received presentations from management of the Company, CSFB, and the Company's legal advisors, in respect of the various alternatives available to the Company, the terms of the Final Midgard Alternative and the YPF Alternative and then-unresolved issues relating thereto, the status of the Midgard Offering Alternative, legal matters, the Company's business and prospects, historical trading prices for Shares, YPF's business, financial condition, and prospects, and the potential effects of the various alternatives then available on stockholder value and the Company's financial position. However, the Board did not take any action in respect of any alternatives available to the Company at the February 26, 1995 Board meeting the Board did instruct management of the Company to engage in further negotiations with YPF in an effort to resolve various points arising under the YPF Alternative.

    At a meeting of the Board held on February 28, 1995, the Company again considered the alternatives then available to the Company. At the meeting, the Board heard presentations from management of the Company, CSFB, and the Company's legal advisors as to various matters, including the negotiations that had been held with representatives of YPF with respect to the points still open in the YPF Alternative at the time of the February 26, 1995 Board meeting, additional information relating to YPF's business, financial condition, and prospects, conditions in the bank finance and capital markets generally and as affected by recent events in the Republic of Mexico and other Latin and South American countries, and the Company's capital requirements and financial position. Following further deliberation, and a presentation by CSFB of its views as to the fairness of the YPF Alternative to holders of Shares (discussed in the following paragraph), the Board unanimously voted, with the director elected by Prudential abstaining, to approve the YPF Alternative.

In making the determination and recommendations set forth in paragraph (a) above, the Board considered a number of factors, including without limitation the matters referred to above in this Item 4(b) and the following:

        (i) The alternatives available to the Company and the consideration to be received for the Shares pursuant to the Offer and Merger. In connection with its analysis of this issue, among other factors, the Board considered detailed presentations from CSFB and management of the Company at the February 26 and 28, 1995 Board meetings as to the range of possible values of Shares, based upon various assumptions, including without limitation assumptions as to oil and gas prices, the Company's ability to execute its business plan, the alternatives available to the Company, and other factors. It was the consensus of the Board that the Company should elect either the Final Midgard Alternative or the YPF Alternative (as modified in the negotiations that took place between the February 26 and the February 28, 1995 Board meetings) and that the YPF Alternative (as so modified) was more likely to create substantially greater value for holders of the Shares than would the Final Midgard Alternative.

        (ii) The opinion of CSFB to the effect that, as of February 28, 1995, the consideration to be received by the holders of the Shares in the Offer and the Merger was fair to such holders from a financial point of view. A copy of such opinion is filed as Exhibit 6 hereto. Stockholders are urged to read such opinion in its entirety for an understanding of the assumptions and limitations thereon and CSFB's interests and relationships with respect to both the Company and YPF.

        (iii) The provisions of the Merger Agreement, including the provisions which permit the Company to terminate the agreement, upon payment to YPF of $20 million, if the Board determines to withdraw its recommendation to holders of Shares to accept the Offer based upon the advice of outside counsel that such action is necessary to comply with the fiduciary duties of the directors under applicable law.

        (iv) The fact that, under the YPF Alternative, YPF's and Purchaser's obligations under the Offer were subject to financing. In this regard, the Board considered, among other things, the terms of the commitment letter YPF had obtained to provide financing (see Item 8 below), the financial condition of YPF and the Company, conditions in the bank finance and capital markets as described above, the Keepwell Covenant, and the provision of the Merger Agreement that the Company would be entitled to a $20 million termination fee, subject to certain limitations (see "Termination Fees; Expenses" in Item 3(b)(2) above), if any condition to such financing is not satisfied.

        (v) YPF's direct investment in connection with the Offer and Merger, as well as YPF's financial condition and ability to meet its obligations under the Merger Agreement.

        (vi) The fact that the Preferred Stock would not be redeemed or otherwise monetized in connection with the Offer and the Merger. In this regard, the Board considered, among other factors, (a) the terms of the Preferred Stock; (b) the provisions of the Prudential Preferred Waiver Agreement, which had been negotiated between representatives of YPF and Prudential relating to the $9.75 Preferred Stock without substantial participation by representatives of the Company; (c) the possibility that the $4.00 Preferred Stock and the $2.50 Preferred Stock might be delisted from trading on the NYSE and possibly other securities exchanges on which the $4.00 Preferred Stock and the $2.50 Preferred Stock are now listed or admitted for trading as a result of the Offer or the Merger, the covenant in the Merger Agreement to the effect that the parties would use their reasonable efforts to maintain such listings or provide for listing or admission for trading of such Preferred Stock on another exchange or market, and advice of CSFB to the effect that the failure to obtain such alternative listing or admission should not have a material adverse effect on the value of such Preferred Stock; and (d) the Keepwell Covenant and the representation of YPF in the Merger Agreement described above to the effect that it had no reason to believe that, following the Merger and financings in respect thereof, the Company would not be able to meet its obligations as they become due, including for this purpose the obligation to cause dividends and redemption payments on all series of Preferred Stock to be paid in accordance with the terms thereof.

        (vii) The provisions of the Merger Agreement and other matters described in Item 3(b)(2) above.

In making its decision in respect of the Offer and the Merger Agreement, the Board did not attempt to rank the relative importance of the various factors discussed in this Item 4(b). However, the Company generally believes that the factors listed in this paragraph were the most significant factors pertaining to such decision.

ITEM 5. PERSONS RETAINED, EMPLOYED, OR TO BE COMPENSATED

    The Company retained CSFB to act as exclusive financial advisor to the Company with respect to the matters referred to in Item 4 hereof. Pursuant to the terms of the engagement letter, dated January 23, 1995, the Company agreed to pay CSFB (i) in the event of sale of all or substantially all of the Shares in connection with the sale of the Company, 0.45% of the total enterprise value of the Company, as determined pursuant to the engagement letter, or (ii) in the event of any other sale of an equity interest in the Company other than a sale of the Company, an amount equal to 1.9% to 2.15% of the aggregate consideration received. If the Offer and Merger are consummated in accordance with the terms thereof, it is estimated that CSFB will be entitled to receive approximately $8 million. Under the January 23, 1995 engagement letter, the Company will also reimburse CSFB for its reasonable out-of-pocket expenses, including all fees and disbursements of counsel and other advisors retained by CSFB. In addition, the Company has agreed to indemnify CSFB and certain related persons against certain liabilities in connection with CSFB's engagement.

    Pursuant to an engagement letter dated January 23, 1995, the Company agreed
(i) to pay to CSFB, in the event of the sale of all, substantially all, or a minority interest in Midgard, an amount equal to 1.75% to 2.50% of the aggregate consideration received in a private sale up to a maximum of $5 million, or (ii) to give CSFB, in the event of the sale of equity or debt securities in the public market, the right to act as lead manager and receive customary underwriting fees.

    CSFB has from time to time for a period of more than five years provided financial advisory services to the Company and has received fees for the rendering of such services . CSFB has informed the Company that an officer of CSFB is an alternate member of the Board of YPF and that CSFB has from time to time provided investment banking services to YPF. In addition, CSFB has informed the Company that in the ordinary course of CSFB's business, it and its affiliates may actively trade in the debt and equity securities of the Company and its affiliates for CSFB's own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. As of February 28, 1995, CSFB held 34,625 Shares in discretionary and proprietary trading accounts.

    Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained, or compensated any person to make solicitations or recommendations to the Company's stockholders with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

    (a) Share Transactions in Last 60 Days. There have been no transactions in Shares which were effected during the past 60 days by the Company, or, to the knowledge of the Company, any executive officer, director, affiliate, or subsidiary of the Company, except for transactions effected in the Company's 401(k) employee savings plan in accordance with the terms thereof and consistent with past practice.

    In addition, pursuant to the Director Stock Purchase Plan (the "Director Plan"), each of the non-employee directors of the Company, as a portion of their director's compensation for 1994, is entitled to that number of Shares having a fair market value (as determined under the Director Plan) equal to $6,800 on the date of acquisition. It is anticipated that such directors will acquire such Shares in accordance with the terms of the Director Plan after the consummation or termination of the Offer.

    (b) Intent to Tender. To the knowledge of the Company, (i) all of its executive officers, directors, affiliates, or subsidiaries presently intend to tender Shares to Purchaser pursuant to the Offer, and (ii) none of its executive officers, directors, affiliates, or subsidiaries presently intends to otherwise sell any Shares which are owned beneficially or held of record by such persons. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director, affiliate, or subsidiary acts in a fiduciary or representative capacity or is subject to instructions from a third party, as to which Shares, to the Company's knowledge, no determination has been made.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

    (a) Certain Negotiations. Except as referred to in Item 3(b) or Item 4 hereof, as of the date hereof, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization involving the Company or any subsidiary of the Company; (ii) a purchase, sale, or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company. Pursuant to the Merger Agreement, however, and as described under "No Solicitation, Etc." in Item 3(b)(2) above, the Company may, subject to certain limitations, take certain actions in respect of proposed transactions if in the opinion of outside counsel the taking of such actions is necessary for the directors of the Company to discharge their fiduciary obligations under applicable law.

    (b) Certain Transactions. Except as described in Item 3(b), there are no transactions, board resolutions, agreements in principle, or signed contracts which relate to or would result in one or more of the matters referred to in
Item 7(a).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

    (a) YPF Financing. The following information regarding the financing of the Offer and Merger has been provided by YPF and Purchaser. The total amount of funds required by Purchaser to purchase all outstanding Shares and to pay related fees and expenses is estimated to be approximately $800 million. The funds necessary to purchase Shares pursuant to the Offer and to pay related fees and expenses will be furnished to Purchaser (i) by YPF as a capital contribution, and (ii) through the financings described below.

    YPF has received a commitment letter (the "Commitment Letter") from The Chase Manhattan Bank (National Association) ("Chase") pursuant to which Chase has agreed to provide four credit facilities aggregating up to 800,000,000: (i) a $200,000,000 credit facility to be extended to YPF (the "YPF Facility"), (ii) a credit facility of up to $600,000,000 to be extended to Purchaser (the "Purchaser Facility"), (iii) a credit facility of up to $250,000,000 to be extended to Midgard (the "Midgard Facility"), and (iv) a credit facility of up to $250,000,000 to be extended to certain other subsidiaries of the Company as described below (the "Subsidiaries Facility"). The proceeds of the Midgard Facility and the Subsidiaries Facility will be used to repay, in part, the Purchaser Facility. Chase has confirmed that it is willing to provide the entire amount of these four facilities. Chase also has advised YPF that it intends to arrange one or more syndicates of commercial banks, financial institutions, and other investors to provide a portion of these facilities (Chase together with such other banks, institutions, and investors, if any, are collectively referred to as the "Lenders") and that it proposes to act as the agent for the Lenders in connection with each of the facilities.

    YPF Facility. The YPF Facility will be made in a single loan (the "YPF Loan") on or before the funding date of the Purchaser Loan described below and mature on the earlier of: (i) November 5, 1995 and (ii) the date that is seven months from the date of its funding (such earlier date being the "YPF Maturity Date"). At YPF's option, the interest rate applicable to the YPF Loan will be the one-, two-, or three-month London Interbank Offered Rate plus 1%. The YPF Loan will be repaid in three consecutive monthly installments: (i) $50,000,000 to be paid two months prior to the YPF Maturity Date, (ii) $75,000,000 to be paid one month prior to the YPF Maturity Date, and (iii) $75,000,000 to be paid on the YPF Maturity Date. It is anticipated that the YPF Loan will be repaid with funds generated by YPF's business operations, including crude oil export revenues.

    Purchaser Facility. The Purchaser Facility will be made available in not more than two advances (collectively, the "Purchaser Loan"), and mature on the earlier of: (i) the date that is 90 days after the expiration of the Tender Offer (the "Tender Offer Closing Date"), and (ii) July 5, 1995 (such earlier date being the "Purchaser Maturity Date"). At Purchaser's option, the interest rate applicable to the Purchaser Loan will be (i) the one month London Interbank Offered Rate plus a margin of (a) 1 3/4% until the date 60 days after the Tender Offer Closing Date, and (b) 2 1/2% thereafter on that portion of the aggregate outstanding principal amount of the Purchaser Loan equal to or less than $500,000,000 and 3 1/2% on the aggregate outstanding principal amount of the Purchaser Loan in excess of $500,000,000, or (ii) Chase's base rate plus a margin of (a) 3/4% until the date 60 days after the Tender Offer Closing Date, and (b) 1 1/2% thereafter on that portion of the aggregate outstanding principal amount of the Purchaser Loan that is equal to or less than $500,000,000 and 2 1/2% on the aggregate outstanding principal amount of the Purchaser Loan in excess of $500,000,000. The Purchaser Loan will be guaranteed by YPF as described below. In addition, prior to the Merger, the Purchaser Loan will be secured by a pledge by Purchaser of all of the Shares purchased pursuant to the Offer, or if such pledge is not permissible under the Federal Reserve Board's Margin Regulations, Purchaser will agree not to dispose of any such Shares except for cash at fair market value. The Lenders' obligation to fund the Purchaser Loan is subject to certain conditions as described below. It is anticipated that up to $100,000,000 of the Purchaser Loan will be repaid on or before the Purchaser Maturity Date from cash of the Company.

    Midgard Facility. YPF currently anticipates that, on or before the Purchaser Maturity Date, up to $250,000,000 of the Purchaser Loan will be repaid with funds provided to the Company by Midgard. Midgard will provide the funds from the proceeds of a loan of up to $250,000,000 (the "Midgard Loan") to be extended by the Lenders pursuant to the Midgard Facility. The Midgard Loan will be made in a single drawing, will mature on the date that is seven years after the date the initial Purchaser Loan is funded (the "Purchaser Initial Funding Date"), and will be repaid in up to 20 consecutive quarterly installments commencing on the date (the "Amortization Date") that is two years after the Purchaser Initial Funding Date. At Midgard's option, the interest rate applicable to the Midgard Loan will be (i) the one-, two-, or three-month London Interbank Offered Rate plus a margin of (a) 1 3/8% until the Amortization Date, and (b) 1 7/8% thereafter until maturity, or (ii) Chase's base rate plus a margin of (a) 3/8% until the Amortization Date, and (b) 7/8% thereafter until maturity. The Midgard Loan will not be secured but will be guaranteed by YPF and the Company. The agreement evidencing the Midgard Loan (the "Midgard Loan Agreement") will contain, among other things, a negative pledge on all assets of Midgard. The Lenders' obligation to fund the Midgard Loan is subject to certain conditions as described below. It is anticipated that the Midgard Loan will be repaid with funds generated by Midgard's business operations.

    Subsidiaries Facility. YPF currently anticipates that on or before the Purchaser Maturity Date, up to $250,000,000 of the Purchaser Loan will be repaid with funds provided to the Company by Natomas Energy Company ("Natomas"), Maxus Northwest Java, Inc. ("Java"), and Maxus Southeast Sumatra, Inc. ("Sumatra") (collectively, the "Designated Subsidiaries"). The Designated Subsidiaries will provide these funds from the proceeds of a loan of up to $250,000,000 (the "Subsidiaries Loan") made to them by the Lenders pursuant to the Subsidiaries Facility. The Subsidiaries Loan will be made in a single drawing on the Purchaser Maturity Date, will mature on the date that is six years after the Purchaser Initial Funding Date and will be repaid in up to 16 consecutive quarterly installments commencing on the Amortization Date. At the option of the Designated Subsidiaries, the interest rates applicable to the Subsidiaries Loan will be (i) the one-, two-, or three-month London Interbank Offered Rate plus a margin of (a) 1 3/4% until the Amortization Date, and (b) 2 1/4% thereafter until maturity, or (ii) Chase's base rate plus a margin of (a) 3/4% until the Amortization Date, and (b) 1 1/4% thereafter until maturity. The Subsidiaries Loan will be guaranteed by YPF and the Company and will be secured by certain intangible assets and rights to payment of Java and Sumatra arising out of their respective operations in Indonesia. The agreement evidencing the Subsidiaries Loan (the "Subsidiaries Loan Agreement") will contain a negative pledge on all of the other assets of the Designated Subsidiaries. The Lenders' obligation to fund the Subsidiaries Loan is subject to certain conditions as described below. It is anticipated that the Subsidiaries Loan will be repaid with funds generated by the Designated Subsidiaries' business operations. Upon further review of the value of the assets of Midgard and the Designated Subsidiaries, the terms of the Midgard Loan and the Subsidiaries Loan may be modified to provide for intercompany guarantees or other arrangements whereby Midgard and the Designated Subsidiaries provide support for each other's loans.

    Conditions to Funding. The obligation of the Lenders to provide the YPF Facility, the Purchaser Facility, the Midgard Facility and the Subsidiaries Facility is subject to the fulfillment of certain conditions, including without limitation, (i) the absence of any material adverse change in the condition (financial or otherwise), business operations, assets, nature of assets or liabilities of (a) YPF and its subsidiaries (taken as a whole), (b) the Company and its subsidiaries (taken as a whole), or (c) Midgard, Natomas, Java and Sumatra, (ii) the receipt by Purchaser of at least $200,000,000 from the issuance of its common stock or a capital contribution from its immediate parent or both, (iii) approval by the Board of the Offer and the Merger and recommendation that the Company's stockholders tender their Shares, (iv) the Lenders' satisfaction that $800,000,000 is sufficient to (and does not exceed the amount required to) consummate the Merger and to pay all related commissions and expenses, and (v) the Lenders' satisfaction that the Company will have sufficient cash available to pay the lesser of (a) $100,000,000, and (b) the difference between (1) the principal amount of the Purchaser Loan outstanding on the Purchaser Maturity Date, and (2) the lesser of $500,000,000 or such other amount as is available under the Commitment Letter for the Midgard Loan and Subsidiaries Loan as described above.

    The obligation of the Lenders to fund the Midgard Loan and the Subsidiaries Loan will be subject to certain additional conditions, including without limitation, (i) the effectiveness of the Merger, (ii) the absence of any material adverse change in the condition (financial or otherwise), business, operations, assets, nature of assets or liabilities of (a) YPF and its subsidiaries (taken as a whole), (b) the Company and its subsidiaries (taken as a whole), and (c) Midgard, Natomas, Java, or Sumatra, (iii) the payment in full of the Purchaser Loan, and (iv) all indebtedness and other obligations of each of Midgard, Natomas, Java, and Sumatra to the Company and its other subsidiaries shall have been paid in full or satisfactorily subordinated to the repayment of the Midgard Loan and the Subsidiaries Loan.

    Prepayment. Each of the YPF Loan, the Purchaser Loan, the Midgard Loan, and the Subsidiaries Loan (collectively, the "Loans") may be prepaid in whole or in part without premium or penalty, except for costs associated with the prepayment of any portion of a Loan bearing interest at a rate determined by reference to the London Interbank Offered Rate prior to the end of any applicable interest period.

    YPF Guarantee. YPF will guarantee the repayment of the Purchaser Facility, the Midgard Facility, and the Subsidiaries Facility. The YPF guarantee of the Purchaser Facility may be secured, prior to the Merger, by a pledge of the Purchaser's shares, and after the Merger by a pledge of the Company's shares. The guarantee will also contain certain covenants, including a limitation on YPF's debt level and a required level of tangible net worth.

    Keepwell Covenant. See "Certain Additional YPF Obligations" in Item 3(b)(2) above for a description of YPF's Keepwell Covenant under the Merger Agreement.

    (b) Certain Litigation. The Company has obtained copies of nine complaints filed on March 1, 1995 in the Chancery Court of the State of Delaware by alleged holders of Shares. In the various complaints, the plaintiffs purport to sue individually and on behalf of classes comprised of the holders of Shares, stockholders of the Company, or all holders of the Company's securities. The complaints name as defendants the Company, the directors and certain of the officers of the Company, a former director of the Company, and/or, with respect to some of the complaints, YPF and allege, among other things, that the defendant directors and officers of the Company breached their fiduciary duties in approving the Offer and the Merger and that the Company and YPF assisted and aided and abetted the alleged breach of duties. The plaintiffs purport to seek orders enjoining the consummation of the Offer and the Merger (or the rescission of those transactions) or, in the alternative, accountings for any damages to the alleged classes, together with their attorneys' fees and other relief. The defendants intend to vigorously defend these lawsuits. The absence of an injunction, among other things, is a condition to Purchaser's obligation to purchase Shares tendered pursuant to the Offer. See "Termination" in Item 3(b)(2) above.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1    --Information under the captions "Director Compensation," "Termination of
               Employment and Change-in-Control Arrangements," and "Retirement Program" of
               the Company's Proxy Statement, dated March 22, 1994, for its 1994 Annual
               Meeting of Stockholders.
Exhibit 2    --Prudential Preferred Waiver Agreement.
Exhibit 3    --Merger Agreement.
Exhibit 4    --Press Release issued on February 28, 1995.
Exhibit 5*   --Letter to Stockholders of the Company, dated March 3, 1995.
Exhibit 6*   --Opinion of CSFB, dated February 28, 1995.

- ------------

* Included in the materials sent to stockholders of the Company.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          MAXUS ENERGY CORPORATION

                                          By:  /s/ MCCARTER MIDDLEBROOK
                                              ................................
                                              McCarter Middlebrook,
                                              Vice President and General Counsel

Dated: March 3, 1995

                                 EXHIBIT INDEX

  EXHIBIT                                      DESCRIPTION
- -----------  --------------------------------------------------------------------------------
Exhibit 1    --Information under the captions "Director Compensation," "Termination of
               Employment and Change-in-Control Arrangements," and "Retirement Program" of
               the Company's Proxy Statement, dated March 22, 1994, for its 1994 Annual
               Meeting of Stockholders.
Exhibit 2    --Prudential Preferred Waiver Agreement.
Exhibit 3    --Merger Agreement.
Exhibit 4    --Press Release issued on February 28, 1995.
Exhibit 5*   --Letter to Stockholders of the Company, dated March 3, 1995.
Exhibit 6*   --Opinion of CSFB, dated February 28, 1995.

- ------------

* Included in the materials sent to stockholders of the Company.

                                                            Exhibit 1


           [EXCERPTS FROM 1994 PROXY STATEMENT OF MAXUS ENERGY CORPORATION]


          Director Compensation

               Directors who are not employees of the Corporation receive an annual retainer of $20,000 and a fee of $1,000 for each Board meeting attended and for Board committee meetings attended on days other than those on which the Board meets. Under a deferred compensation plan, such amounts may be deferred in whole or in part at the election of the director. Compensation so deferred may be denominated in dollars or in shares of Common Stock determined by reference to the market price on the business day immediately preceding the date of credit. Share-denominated accounts will be created with dividends, if any, and dollar amounts will bear interest at a rate indexed to an investment fund selected from time to time by the plan's administrator. The annual rate of such interest accruals for 1994 is 5.34%. The non-employee directors also participate in the 1992 Director Stock Option Plan (the "1992 Director Plan"). Under the 1992 Director Plan, non-employee directors receive grants of options to purchase 10,000 shares of Common Stock each when first elected and when re-elected as a director. Such options generally are not exercisable for 6 months, are for a 10-year term, have an exercise price equal to the closing market price on the day preceding the granted date and are not transferable except by will or the laws of descent and distribution. The directors may participate in the Corporation's health insurance program available to all employees.

          Termination of Employment and Change in Control Arrangements

               Change in Control Agreements. The Corporation has entered into agreements with Mr. Blackburn and each of the other named executive officers which were binding upon execution but become operative only upon the occurrence of a change in control of the Corporation as defined therein.

               Under these agreements, in the event of a change in control the executive officer will be entitled to continue in the employ of the Corporation until the earlier of the expiration of the third anniversary of the occurrence of a change in control or the executive's death at an annual base salary of not less than the rate in effect upon the occurrence of a change in control plus an incentive award of not less than the highest such award received by the executive for any year in the three calendar years immediately preceding the change in control. In the event the Corporation terminates the executive's employment during such term without cause, the executive will be entitled to receive as severance compensation a lump-sum payment equal to the present value of the cash compensation payable under the agreement in the absence of such termination, not to exceed 299% of his "base amount" as defined in the Internal Revenue Code of 1986, as amended (the "Code"), without any reduction for subsequent earnings.

               Under these agreements, continuation of benefits under employee benefit plans of the Corporation is provided after termination during the remainder of the original term of employment. The agreements include provisions which limit the amounts payable under them in certain circumstances in which the net after-tax amount received by the officer would be reduced as a result of the applicability of the 20% excise tax imposed in respect of certain change in control payments under the Code. The Corporation has assumed the obligation to pay certain fees and expenses of counsel incurred by the executive officers if legal action is required to enforce their rights under the agreements and has secured such obligation by obtaining a letter of credit issued by a commercial bank.

               Separation Pay Plan. Under the Separation Pay Plan, most employees (other than non-resident aliens), including Mr. Blackburn and the other named executive officers, are eligible for separation pay if their employment is terminated for any reason other than death, voluntary termination of employment, voluntary retirement or discharge for reasons of criminal activity, willful misconduct, gross negligence in the performance of duties or violation of Corporation policy. The payment to be received under the plan by a particular employee depends on his job classification and length of service and whether termination occurs after the elimination of the employee's position or a change in control of the Corporation (as defined in the plan).
          In the case of the named executive officers, the plan provides in most cases for separation pay in an amount equal to two-weeks' base pay for each year of service with the Corporation, plus three months' base pay, not to exceed a maximum of twelve months base pay; and, in the case of a change in control of the Corporation, separation pay in an amount equal to one month's base pay for each year of service with the Corporation, plus three months' base pay, but not less than twelve months' base pay nor more than twenty-four months' base pay. The plan requires that employees sign releases as a condition of receiving separation pay. Executive officers are not entitled to separation pay under the plan to the extent they receive severance payments under the change in control agreements discussed above.

          Retirement Program

               In January 1987, the Board of Directors authorized a new retirement income plan (the "New Retirement Income Plan") applicable to most of its employees to replace the Corporation's former retirement income plans under which such employees ceased to accrue benefits on January 31, 1987. Under the New Retirement Income Plan, a covered employee acquires a right upon retirement to a yearly amount equal to 2% of the employee's earnings during each year from February 1, 1987 forward (rather than on final compensation or average final compensation) without offset for social security benefits. Benefits under the New Retirement Income Plan become vested after five years of service, giving effect to service under the prior retirement income plans. Benefits may be paid in equal monthly installments, starting on the date of retirement and continuing until death, or any employee may select any one of a number of optional forms of payment having equal actuarial value as provided in the plan.
          The benefits payable under the New Retirement Income Plan are subject to maximum limitations under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the Code. If benefits at the time of retirement exceed the then permissible limits of such statutes, the excess would be paid by the Corporation from an Excess Benefits Plan which the Corporation maintains to provide employees (other than participants in the "SERP" described below) benefits that would otherwise be payable but for the limitations imposed by ERISA and the Code.

               In addition, an unfunded Supplemental Executive Retirement Plan (the "SERP") effective March 1, 1990 provides additional benefits to the Corporation's highest ranking officer (Mr. Blackburn), the other named executives and certain other officers and executive employees designated by said highest ranking officer. Under the SERP, a participant acquires the right upon retirement to a lump sum amount which is the actuarial equivalent of a straight life or, if married, a 50% joint and survivor annuity payable monthly in an amount equal to (A) the sum of (1) 1.6% of the participant's average monthly compensation in 1986 times his years of service through January 31, 1987, plus (2) 2% of the participant's average monthly compensation after January 31, 1987 times his years of service after January 31, 1987 plus an additional five years less (B) the amount of the benefits calculated for such participant under the Corporation's other retirement plans. The maximum benefit payable is 60% of the participant's high three-year average pay. The amounts calculated under the SERP are not subject to any reduction for Social Security and are not determined primarily by final compensation or average final compensation and years of service. If a participant dies while still employed by the Corporation and is survived by an eligible spouse, his surviving spouse will receive a lump-sum payment equal the present value of one-half of the benefit which would have been payable to the participant at his normal retirement age under the SERP assuming he had terminated employment with the Corporation at the time of his death with a vested interest under the SERP and that he survived to his normal retirement age. In the case of retirement after age 55 but before age 60, the supplemental retirement benefits generally will be reduced by 5% for each year that the employee's actual retirement date precedes age 60. The benefits provided under the plan will vest upon completion of five years of service or attainment of age 55.

               The estimated annual benefits payable upon retirement at normal retirement age (or January 1, 1994 in those cases where the participant's age on that date was greater than normal retirement age) under the Corporation's retirement plans as supplemented by the SERP based on service and compensation through December 31, 1993 for the executive officers named in the compensation table are as follows: Mr. Blackburn -- $165,930, Mr. Forrest - $51,671, Mr. Crowell - $88,519, Mr. Rietman - $145,433 and Mr. Schuepbach - $57,879.

               Whether any amounts actually become payable in whole or in part depends on the contingencies and conditions governing the applicable retirement plan.

                                                         Exhibit 2


                             MAXUS ENERGY CORPORATION
                             717 North Harwood Street
                               Dallas, Texas  75201



                                 February 28, 1995



  The Prudential Insurance
    Company of America
  Three Gateway Center
  100 Mulberry Street
  Newark, New Jersey  07102

  Gentlemen:

            On February 1, 1987, the undersigned, MAXUS ENERGY CORPORATION (the "Company"), a Delaware corporation, and you entered into a Preferred Stock Purchase Agreement, dated February 1, 1987 (the "Original Stock Purchase Agreement"), providing for the issuance to you of 3,000,000 shares of $9.75 Cumulative Convertible Preferred Stock of the Company (the "Shares"). The Original Stock Purchase Agreement was subsequently amended by agreements between the undersigned and you dated February 8, 1987 (the "First Amendment"), and April 12, 1990 (the "Second Stock Purchase Agreement"), and pursuant to the Second Stock Purchase Agreement (a) the Company reacquired from you 500,000 of the Shares, and (b) you executed and delivered a Waiver of Certain Equity Offering Rights dated as of April 12, 1990 and a Waiver of Certain Rights Relating to $9.75 Preferred Stock dated June 5, 1990 (collectively, the "Waivers"), relating to certain provisions of the Certificate of Designations, the Registration Rights Agreement and the Company's Preferred Stock Purchase Rights Plan. The Original Stock Purchase Agreement, as amended as aforesaid, is herein called the "Stock Purchase Agreement," and except as otherwise expressly provided herein, all capitalized terms used herein and defined in the Stock Purchase Agreement or the Second Stock Purchase Agreement, as the case may be, are used herein as so defined.

            The undersigned has advised you that it contemplates entering into the Transactions, including a cash tender offer by a wholly-owned subsidiary of Gaucho for shares of the Common Stock of the Company (the "Tender Offer"), as a result of which the Company would become a subsidiary of Gaucho, and in connection therewith has obtained the agreement of Gaucho, effective upon the merger into the Company of such wholly-owned subsidiary of Gaucho, to guarantee the Company's obligations under the Certificate of Designations, the Stock Purchase Agreement and the Second Stock Purchase Agreement

  The Prudential Insurance
    Company of America
  February 28, 1995
  Page 2


  (each as heretofore and hereby amended or to be amended or certain provisions thereof heretofore and hereby waived or to be waived, as the case may be), such guarantee to be substantially in the form annexed hereto as Exhibit A (the "Gaucho Guarantee"). In consideration of the execution and delivery to you of the Gaucho Guarantee, you have agreed to consent to the Transactions and waive all provisions of applicable agreements and other instruments necessary in connection therewith, effective upon the execution and delivery of this Agreement and the execution and delivery to you of the Gaucho Guarantee, and to further amendments of or, with respect to the Certificate of Designations, amendments or permanent waivers of (and, in anticipation of the effectiveness of such amendment and/or permanent waivers, temporary waivers of certain provisions of) the Stock Purchase Agreement ,the Second Stock Purchase Agreement and the Certificate of Designations, a waiver of certain rights under the Company's Preferred Stock Purchase Rights Plan, and termination of the Registration Rights Agreement, such amendments and/or permanent waivers and termination to become effective upon the merger into the Company of the wholly-owned subsidiary of Gaucho, and such temporary waivers to become effective immediately, all as more fully hereinafter set forth.

            NOW, THEREFORE, in consideration of the foregoing, and of the mutual covenants and agreements herein contained, the Company and you agree as follows:

            1.   Consent to Transactions.  Notwithstanding any provisions of
                 -----------------------
  the Certificate of Designations, the Stock Purchase Agreement, the Second Stock Purchase Agreement, the Registration Rights Agreement, or of any other agreement or instrument which would prohibit, restrict, impose conditions upon, or otherwise adversely affect, the Company's consummation of all or any portion of the Transactions, or pursuant to which you do or may have the right to consent to or impose conditions upon the Company's consummation of all or any portion of the Transactions, you do hereby unconditionally and irrevocably waive your rights under any such provisions (including, without limitation, Section 3(b) of the Certificate of Designations) and any appraisal rights in connection with the Transactions, and grant your unqualified, unconditional and irrevocably consent to the Company's consummation of the Transactions, such waiver and consent to become and be effective upon execution and delivery of this Agreement and the execution and delivery to you of the Gaucho Guarantee.

            2.   Amendments, etc.
                 ---------------

            2A.  Amendments of Stock Purchase Agreement.  You and the Company
                 --------------------------------------
  agree that, effective upon the effectiveness of the Gaucho Guarantee, the Stock Purchase Agreement shall be amended to delete therefrom paragraphs 5F, 5H, 7A, 7B, 7C and 7D thereof.

  The Prudential Insurance
    Company of America
  February 28, 1995
  Page 3


            2B.  Amendments of Second Stock Purchase Agreement.  You and the
                 ---------------------------------------------
  Company agree that, effective upon the effectiveness of the Gaucho Guarantee, the Second Stock Purchase Agreement shall be amended

                 (a) to delete therefrom paragraphs 5A, 5B, 5C(b), 5D(a) and 5D(b) thereof; and

                 (b)  to delete therefrom paragraphs 7A, 7B and 7C thereof.

            2C.  Amendment or Waiver of Certificate of Designations; Certain
                 -----------------------------------------------------------
  Waivers.  Without limitation of paragraph 1, Prudential and the Company
  -------
  hereby agree effective upon the effectiveness of the Gaucho Guarantee, to the amendment of the Certificate of Designations with respect to all outstanding Shares to delete therefrom Section 2(b), Section 3(b), Section 5(a), Section 5(c), Section 8 and Section 9 thereof, and all defined terms, if any, used only in one or more of such deleted Sections, and to effect any other modifications thereof (including but not limited to deletion of cross-references to deleted provisions) necessary or appropriate to give effect to the aforementioned amendments. Alternatively, in lieu of such amendments, if the Company shall so request, you and the Company shall execute and deliver unconditional, irrevocable and permanent waivers (i) in the case of such waivers to be executed and delivered by you, of any and all rights of the holders of Shares under Section 2(b), Section 3(b), Section 8 and Section 9 of the Certificate of Designations, (ii) in the case of such waivers to be executed and delivered by the Company, of any and all rights of the Company under Section 5(a) and Section 5(c) of the Certificate of Designations, and
  (iii) the in case of such waivers to be executed and delivered by you and the Company, of any other provisions of the Certificate of Designations necessary to give effect to the intent of the foregoing waivers, all such waivers specified in clauses (i), (ii) and (iii) of this sentence to be effective upon the effectiveness of the Gaucho Guarantee. In furtherance thereof, effective upon the execution and delivery hereof and execution and delivery to you of the Gaucho Guarantee, you agree that until such amendment of, or permanent waivers with respect to, the Certificate of Designations shall become effective (but subject to the following proviso) you will take no action to exercise, and do hereby unconditionally and irrevocably waive, any right to receive increased dividends pursuant to said Section 2(b), or to convert any Shares into Common Stock of the Company pursuant to said
  Section 8; and (subject to the following proviso) without limitation as to time you unconditionally and irrevocably waive any rights attributable to the Convertible Shares you would otherwise have with respect to Rights granted under the Company's Preferred Stock Purchase Rights Plan, including the right to receive any redemption payment with respect thereto (you having previously and effectively waived such rights with respect to the Conversion Waiver Shares under date of June 5, 1990); provided, however, that the waivers in this sentence shall become null and void and of no force or effect, ab initio and as if the

  The Prudential Insurance
    Company of America
  February 28, 1995
  Page 4


  same had never been granted, if the Transactions shall not have been consummated and said amendment of, or waivers with respect to, the Certificate of Designations shall not have become effective, on or before June 30, 1995.

            2D.  Termination of Registration Rights Agreement.  You and the
                 --------------------------------------------
  Company agree that, effective upon the effectiveness of the Gaucho Guarantee, the Registration Rights Agreement shall be terminated and be of no further force or effect, and agree that, effective upon the execution and delivery hereof and until such termination shall become effective (but subject to the following proviso), you will take no action to exercise, and do hereby unconditionally and irrevocably waive, any right to obtain registration of any Registrable Securities (as defined in the Registration Rights Agreement) pursuant thereto; provided, however, that the waiver in this paragraph 2D shall become null and void and of no force or effect, ab initio and as if the same had never been granted, if the Transactions shall not have been consummated and such termination shall not have become effective, on or before June 30, 1995.

            3.   Representations and Agreements of the Holder.  You represent
                 --------------------------------------------
  and warrant that this Agreement has been duly authorized, executed and delivered by you, the performance hereof is within your corporate powers and this Agreement constitutes your valid and binding obligations, enforceable in accordance with its terms.

            You hereby agree that if you shall sell, transfer or otherwise dispose of any Shares, any transferee, as a condition of the transfer shall, by written agreement satisfactory to the Company and its counsel delivered to the Company at least five business days prior to the proposed effective date of such transfer, expressly assume all of your obligations, waivers, duties and covenants under the Stock Purchase Agreement, the Second Stock Purchase Agreement and this Agreement (as each may have been amended or modified, or any provisions thereof waived, and shall at such time be in effect), including without limitation your obligations under this paragraph 3, as to the Shares to be so transferred.

            Concurrently with the execution and delivery hereof, the certificates currently evidencing the Conversion Waiver Shares and the Convertible Shares are being surrendered against delivery to you of one or more certificates evidencing a like aggregate number of Shares which shall not contain the legends provided for in paragraph 7A of the Second Stock Purchase Agreement but which, in addition to any other legend placed upon such certificate(s), shall bear a legend to the following effect:

            "The securities represented by this certificate are subject to certain provisions of an agreement, dated
            April 12, 1990, and the provisions of an agreement, dated February 28, 1995, each

  The Prudential Insurance
    Company of America
  February 28, 1995
  Page 5


            between the Corporation and The Prudential Insurance Company of America, the terms of which require the holder hereof to execute certain unconditional and irrevocable waivers of certain rights of the holder, including without limitation the right to convert these securities into Common Stock of the Corporation, to receive increased dividends in certain circumstances and to vote in respect of certain matters, and, under certain circumstances, to consent to amendments of, or, at the request of the Company, waivers with respect to, the Certificate of Designations and amendments of certain agreements to which the Corporation is a party. Copies of such agreements are on file at the principal executive offices of the Corporation."

  If the Gaucho Guarantee, and the amendments and waivers of various instruments provided in paragraphs 2A, 2B and 2C hereof shall not have become effective, on or before June 30, 1995, on the next succeeding business day the Company shall deliver to you, against delivery to it of the certificates evidencing the Shares issued as provided hereinabove in this paragraph 3, replacement certificates for a like aggregate number of Shares bearing the legends required by the Second Stock Purchase Agreement (disregarding the amendments thereof provided in said paragraph 2B hereof). You represent and warrant that you are as of the date hereof the sole record and beneficial owner of 1,250,000 Shares (of which 375,000 Shares are Conversion Waiver Shares and 875,000 Shares are Convertible Shares).

            4.   Effect of Amendments.  If any provision of the Waivers shall
                 --------------------
  be inconsistent with any provision hereof, or of the Stock Purchase Agreement or the Second Stock Purchase Agreement as amended hereby, the provisions of this Agreement, or the Stock Purchase Agreement or the Second Stock Purchase Agreement (as so amended), as the case may be, shall govern. As amended hereby, the Stock Purchase Agreement and the Second Stock Purchase Agreement, and (subject to the preceding sentence) the Waivers, shall be and remain in full force and effect.

            5.   Definitions.  In addition to the definitions contained and
                 -----------
  referred to in the preamble of this Agreement, for the purpose of this Agreement the following terms shall have the meanings specified with respect thereto below:

                 "Gaucho" shall mean YPF Sociedad Anonima, a corporation
                  ------
       (sociedad anonima) organized and existing under the laws of the Republic of Argentina.

  The Prudential Insurance
    Company of America
  February 28, 1995
  Page 6



                 "Transactions" shall mean and include a tender offer for the
                  ------------
       Company's Common Stock as a result of which, if successful, the Company will become a subsidiary of Gaucho, the subsequent merger of Gaucho's wholly-owned subsidiary that is the holder of a majority of the outstanding shares of common stock of the Company into the Company, and the incurrence of not in excess of $600,000,000 aggregate principal amount of indebtedness by the Company and/or its subsidiaries, a portion of which may be secured by liens upon the Common Stock of the Company acquired in such tender offer and/or upon assets of the Company and/or its subsidiaries, and certain related transactions (including the repayment and making of loans and advances, and/or payment of dividends) among the Company and its subsidiaries.

            6.   Miscellaneous.
                 -------------

            6A.  Restructuring Fee.  The Company agrees to pay you a
                 -----------------
  restructuring fee of $250,000 upon the effectiveness of the Gaucho Guarantee. The obligation of the Company under this paragraph 6A shall survive the transfer or redemption of any Shares.

            6B.  Consent to Amendments.  This Agreement may be amended with the
                 ---------------------
  consent of the Company and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company shall have obtained the written consent to such amendment, action or omission to act of the holder or holders of not less than 66-2/3% of the Shares at the time outstanding and each holder of the Shares at the time or thereafter outstanding shall be bound by any consent authorized by this paragraph 6B. The Company shall promptly send copies of any amendment, consent or waiver (and any request for any such amendment, consent or waiver) relating to this Agreement to you and each other Institutional Holder then holding any of the Shares and, to the extent practicable, shall consult with you and each other Institutional Holder then holding any of the Shares in connection with each such amendment, consent and waiver. No course of dealing between the Company and the holder of any Shares nor any delay in exercising any rights hereunder shall operate as a waiver of any rights of any holder of such Shares.

            6C.  Survival of Representations and Warranties.  All
                 ------------------------------------------
  representations and warranties contained herein or made in writing by the Company or you in connection herewith shall survive the execution and delivery of this Agreement and any disposition of the Shares.

            6D.  Successors and Assigns.  All covenants and agreements in this
                 ----------------------
  Agreement contained by or on behalf of either of the parties hereto shall bind and inure to

  The Prudential Insurance
    Company of America
  February 28, 1995
  Page 7


  the benefit of the Company and its successors and assigns and you and your successors and assigns to the extent they are the registered owners of Shares acquired in compliance with Section 3 of this Agreement.

            6E.  Notices.  All communications provided for hereunder shall be
                 -------
  sent by first class mail and (a) if to you, addressed to you at the address set forth by you for such communications on Schedule I hereto, or to such other address as you may have designated to the Company in writing, (b) if to any other holder of Shares, addressed to such holder at the address of such holder in the stock record books of the Company, and (c) if to the Company, addressed to it at: 717 North Harwood Street, Dallas, Texas 75201,
  Attention: Secretary, or to such other address or addresses as the Company may have designated in writing to you and each other holder of any of the Shares at the time outstanding.

            6F.  Descriptive Headings.  The descriptive headings of the several
                 --------------------
  paragraphs of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

            6G.  Governing Law.  This Agreement is being delivered and is
                 -------------
  intended to be performed in the State of Delaware, and shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of such state.

            6H.  Counterparts.  This Agreement may be executed in two or more
                 ------------
  counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

  The Prudential Insurance
    Company of America
  February 28, 1995
  Page 8


            If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart of this letter and return the same to the undersigned, whereupon this letter shall become a binding agreement between you and the undersigned.

                                     Very truly yours,

                                     MAXUS ENERGY CORPORATION



                                     By:/s/ McCARTER MIDDLEBROOK
                                         ------------------------
                                     Name:  McCarter Middlebrook
                                     Title: Vice President


  The foregoing Agreement is hereby
  accepted as of the date first above written:

  THE PRUDENTIAL INSURANCE
    COMPANY OF AMERICA


  By:  /s/ R.A. WALKER
     ---------------------
     Name:  R.A. Walker
     Title: Vice President

                                                                Exhibit 3



          =================================================================


                                 AGREEMENT OF MERGER


                                        Among


                                 YPF Sociedad Anonima


                                YPF Acquisition Corp.


                                         and


                               Maxus Energy Corporation


                                  February 28, 1995



          =================================================================

                                  TABLE OF CONTENTS
                                  -----------------

                            (Not a part of the Agreement)

                                                                       Page
                                                                       ----


             I.  THE TENDER OFFER . . . . . . . . . . . . . . . . . .    1
                 1.1.  The Offer  . . . . . . . . . . . . . . . . . .    1
                 1.2.  Company Action . . . . . . . . . . . . . . . .    4
                 1.3.  Stockholder Lists  . . . . . . . . . . . . . .    6
                 1.4.  Board of Directors of the Company  . . . . . .    6

            II.  THE MERGER . . . . . . . . . . . . . . . . . . . . .    8
                       2.1.1.  Merger . . . . . . . . . . . . . . . .    8
                       2.1.2.  Effective Time . . . . . . . . . . . .    8
                       2.1.3.  Effect of Merger . . . . . . . . . . .    9
                       2.1.4.  Conversion of Shares of Common Stock .    9
                 2.2.  Stockholders' Meeting of the Company . . . . .   11
                 2.3.  Consummation of the Merger . . . . . . . . . .   11
                 2.4.  Payment for Shares of Common Stock . . . . . .   12
                 2.5.  Closing of the Company's Transfer Books  . . .   14
                 2.6.  The Company Stock Options and Related Matters    14

           III.  REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER
                                                                        15
                 3.1.  Corporate Organization . . . . . . . . . . . .   15
                 3.2.  Authority  . . . . . . . . . . . . . . . . . .   15
                 3.3.  Offer Documents  . . . . . . . . . . . . . . .   16
                 3.4.  Proxy Statement  . . . . . . . . . . . . . . .   17
                 3.5.  Fees . . . . . . . . . . . . . . . . . . . . .   17
                 3.6.  Consents and Approvals; No Violation . . . . .   17
                 3.7.  Financing  . . . . . . . . . . . . . . . . . .   19
                 3.8.  Operations of the Company Following the Merger   19

            IV.  REPRESENTATIONS AND WARRANTIES OF THE COMPANY  . . .   20
                 4.1.  Corporate Organization . . . . . . . . . . . .   20
                 4.2.  Capitalization . . . . . . . . . . . . . . . .   21
                 4.3.  Authority  . . . . . . . . . . . . . . . . . .   22
                 4.4.  Consents and Approvals; No Violation . . . . .   23
                 4.5.  Commission Filings . . . . . . . . . . . . . .   24
                 4.6.  Absence of Certain Changes . . . . . . . . . .   25
                 4.7.  Litigation . . . . . . . . . . . . . . . . . .   26
                 4.8.  Compliance with Applicable Laws  . . . . . . .   27
                 4.9.  Fees . . . . . . . . . . . . . . . . . . . . .   28
                 4.10. Offer Documents  . . . . . . . . . . . . . . .   28
                 4.11. Schedule 14D-9 . . . . . . . . . . . . . . . .   28
                 4.12. Proxy Statement  . . . . . . . . . . . . . . .   29
                 4.13. Rights . . . . . . . . . . . . . . . . . . . .   29
                 4.14. Certain Actions. . . . . . . . . . . . . . . .   30
                 4.15. Subsidiaries . . . . . . . . . . . . . . . . .   30
                 4.16. No Default . . . . . . . . . . . . . . . . . .   32


                                         (i)

                                                                       Page
                                                                       ----


                 4.17. Taxes  . . . . . . . . . . . . . . . . . . . .   32
                 4.18. Insurance  . . . . . . . . . . . . . . . . . .   35
                 4.19. Benefit Plans  . . . . . . . . . . . . . . . .   36
                 4.20. Labor Matters  . . . . . . . . . . . . . . . .   38
                 4.21. Certain Environmental Matters  . . . . . . . .   40

             V.  COVENANTS  . . . . . . . . . . . . . . . . . . . . .   40
                 5.1.  Acquisition Proposals  . . . . . . . . . . . .   40
                 5.2.  Interim Operations . . . . . . . . . . . . . .   41
                       5.2.1.  Conduct of Business  . . . . . . . . .   41
                       5.2.2.  Certificate and By-Laws  . . . . . . .   42
                       5.2.3.  Capital Stock  . . . . . . . . . . . .   42
                       5.2.4.  Dividends  . . . . . . . . . . . . . .   43
                       5.2.5.  Debt . . . . . . . . . . . . . . . . .   43
                 5.3.  Employee Plans, Compensation, Etc. . . . . . .   44
                 5.4.  Access and Information . . . . . . . . . . . .   46
                 5.5.  Certain Filings, Consents and Arrangements . .   48
                 5.6.  State Takeover Statutes  . . . . . . . . . . .   48
                 5.7.  Proxy Statement  . . . . . . . . . . . . . . .   48
                 5.8.  Indemnification and Insurance  . . . . . . . .   49
                 5.9.  Additional Agreements  . . . . . . . . . . . .   50
                 5.10. Compliance with Antitrust Laws . . . . . . . .   52
                 5.11. Publicity  . . . . . . . . . . . . . . . . . .   52
                 5.12. Notice of Actions and Proceedings  . . . . . .   53
                 5.13. Notification of Certain Other Matters  . . . .   53
                 5.14. Listing of Preferred Stock . . . . . . . . . .   54
                 5.15. Certain Obligations of Parent  . . . . . . . .   54

            VI.  CONDITIONS . . . . . . . . . . . . . . . . . . . . .   55
                 6.1.  Conditions . . . . . . . . . . . . . . . . . .   55
                       6.1.1.  Stockholder Approval . . . . . . . . .   55
                       6.1.2.  Purchase of Shares of Voting Stock . .   55
                       6.1.3.  Injunctions; Illegality  . . . . . . .   55
                       6.1.4.  HSR Act  . . . . . . . . . . . . . . .   56
                 6.2.  Parent Obligations.  . . . . . . . . . . . . .   56

           VII.  MISCELLANEOUS  . . . . . . . . . . . . . . . . . . .   57
                 7.1.  Termination  . . . . . . . . . . . . . . . . .   57
                 7.2.  Non-Survival of Representations, Warranties
                       and Agreements . . . . . . . . . . . . . . . .   60
                 7.3.  Waiver and Amendment . . . . . . . . . . . . .   60
                 7.4.  Entire Agreement . . . . . . . . . . . . . . .   61
                 7.5.  Applicable Law . . . . . . . . . . . . . . . .   61
                 7.6.  Interpretation . . . . . . . . . . . . . . . .   61
                 7.7.  Notices  . . . . . . . . . . . . . . . . . . .   61
                 7.8.  Counterparts . . . . . . . . . . . . . . . . .   63
                 7.9.  Parties in Interest; Assignment  . . . . . . .   63
                 7.10. Expenses; Termination Fee  . . . . . . . . . .   64
                 7.11. Obligation of Parent . . . . . . . . . . . . .   64
                 7.12. Enforcement of the Agreement . . . . . . . . .   64


                                        (ii)

                                                                       Page
                                                                       ----


                 7.13. Severability . . . . . . . . . . . . . . . . .   65
                 7.14. Consent to Jurisdiction and Service of Process   65


                                        (iii)

                                TABLE OF DEFINED TERMS
                                ----------------------

                            (Not a part of the Agreement)

          Term                                                      Section
          ----                                                      -------

          Agreement . . . . . . . . . . . . . . . . . . . . . . .  Preamble
          Balance Sheet . . . . . . . . . . . . . . . . . . . . . . 4.19(b)
          Benefits Agreements . . . . . . . . . . . . . . . . . . .  5.3(c)
          Benefit Plans . . . . . . . . . . . . . . . . . . . . . . .  4.19
          Certificate of Merger . . . . . . . . . . . . . . . . . . . 2.1.2
          Certificate . . . . . . . . . . . . . . . . . . . . . . . . . 1.2
          Closing   . . . . . . . . . . . . . . . . . . . . . . . . . . 2.3
          Code  . . . . . . . . . . . . . . . . . . . . . . . . . . 4.17(a)
          Commission  . . . . . . . . . . . . . . . . . . . . . . . . . 1.2
          Commitment  . . . . . . . . . . . . . . . . . . . . . . . . . 3.7
          Common Stock  . . . . . . . . . . . . . . . . . . . . . . . . 1.1
          Company . . . . . . . . . . . . . . . . . . . . . . . .  Preamble
          Competing Transaction   . . . . . . . . . . . . . . . . . . . 7.1
          Confidentiality Agreement . . . . . . . . . . . . . . . . . . 1.1
          Constituent Corporations  . . . . . . . . . . . . . . . . . 2.1.2
          Continuing Directors  . . . . . . . . . . . . . . . . . . . . 7.1
          Controlled Group  . . . . . . . . . . . . . . . . . . . . 4.19(e)
          CSFB  . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.2
          Current Premium . . . . . . . . . . . . . . . . . . . . . . . 5.8
          D&O Insurance . . . . . . . . . . . . . . . . . . . . . . . . 5.8
          DGCL  . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.2
          Director Plan . . . . . . . . . . . . . . . . . . . . . . . . 4.2
          Domestic Taxes  . . . . . . . . . . . . . . . . . . . . . 4.17(a)
          Effective Time  . . . . . . . . . . . . . . . . . . . . . . 2.1.2
          ERISA . . . . . . . . . . . . . . . . . . . . . . . . . . 4.19(a)
          Exchange Act  . . . . . . . . . . . . . . . . . . . . . . . . 1.1
          $4.00 Preferred Stock . . . . . . . . . . . . . . . . . . . . 1.1
          401(k) Plan . . . . . . . . . . . . . . . . . . . . . . . . . 4.2
          Fully Diluted . . . . . . . . . . . . . . . . . . . . . . . . 1.1
          GAAP  . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4.5
          Governmental Entity . . . . . . . . . . . . . . . . . . . . . 3.6
          HSR Act . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.6
          Indemnified Party . . . . . . . . . . . . . . . . . . . . . . 5.8
          Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . 2.1.1
          Merger Price  . . . . . . . . . . . . . . . . . . . . . . . 2.1.4
          Minimum Share Condition . . . . . . . . . . . . . . . . . . . 1.1
          $9.75 Preferred Stock . . . . . . . . . . . . . . . . . . . 2.1.4
          Offer . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.1
          Offer Documents . . . . . . . . . . . . . . . . . . . . . . . 3.3
          Option Plans  . . . . . . . . . . . . . . . . . . . . . . . . 2.6
          Options . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.6
          Options and Converts  . . . . . . . . . . . . . . . . . . . . 1.1
          Parent  . . . . . . . . . . . . . . . . . . . . . . . .  Preamble
          Paying Agent  . . . . . . . . . . . . . . . . . . . . . . . . 2.4
          PBGC  . . . . . . . . . . . . . . . . . . . . . . . . . . 4.19(e)
          Person  . . . . . . . . . . . . . . . . . . . . . . . . . . . 7.6
          Preferred Stock . . . . . . . . . . . . . . . . . . . . . . 2.1.4
          Proxy Statement . . . . . . . . . . . . . . . . . . . . . . . 3.4
          Purchaser . . . . . . . . . . . . . . . . . . . . . . .  Preamble


                                         (iv)

          Term                                                      Section
          ----                                                      -------


          Redemption  . . . . . . . . . . . . . . . . . . . . . . . . . 1.1
          Rights  . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.1
          Rights Agreement  . . . . . . . . . . . . . . . . . . . . . . 1.1
          Schedule 14D-1  . . . . . . . . . . . . . . . . . . . . . . . 3.3
          Schedule 14D-9  . . . . . . . . . . . . . . . . . . . . . . . 1.2
          Securities Act  . . . . . . . . . . . . . . . . . . . . . . . 4.5
          SEC Documents . . . . . . . . . . . . . . . . . . . . . . . . 4.5
          Senior Executives . . . . . . . . . . . . . . . . . . . . . . 4.6
          Significant Subsidiary  . . . . . . . . . . . . . . . . . .  4.16
          Stock Certificate . . . . . . . . . . . . . . . . . . . . . . 2.4
          Stock Plans . . . . . . . . . . . . . . . . . . . . . . .  5.3(b)
          Subsidiary  . . . . . . . . . . . . . . . . . . . . . . . . . 7.6
          Surviving Corporation . . . . . . . . . . . . . . . . . . . 2.1.3
          Tax . . . . . . . . . . . . . . . . . . . . . . . . . . . 4.17(b)
          Tax Affiliates  . . . . . . . . . . . . . . . . . . . . . 4.17(a)
          Tax Return  . . . . . . . . . . . . . . . . . . . . . . . 4.17(b)
          Transmittal Letter  . . . . . . . . . . . . . . . . . . . . . 2.4
          $2.50 Preferred Stock . . . . . . . . . . . . . . . . . . . 2.1.4
          Voting Stock  . . . . . . . . . . . . . . . . . . . . . . . . 1.1


                                         (v)

                                 AGREEMENT OF MERGER
                                 -------------------


               AGREEMENT OF MERGER, dated as of February 28, 1995 (the

          "Agreement"), among YPF Sociedad Anonima, a sociedad anonima organized under the laws of the Republic of Argentina ("Parent"),

          YPF Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), and Maxus Energy Corporation,

          a Delaware corporation (the "Company").

               Parent, Purchaser and the Company hereby agree as follows:

                                 I.  THE TENDER OFFER
                                     ----------------

               1.1.  The Offer.  Provided that this Agreement has not been
                     ---------

          terminated in accordance with Section 7.1 hereof and none of the events set forth in Exhibit A hereto has occurred or exists,

          Purchaser will, and Parent will cause Purchaser to, commence

          (within the meaning of Rule 14d-2(a) of the Securities Exchange

          Act of 1934, as amended (the "Exchange Act")) as promptly as practicable after the date hereof, but in any event not later than March 7, 1995, a tender offer for all outstanding shares of

          Common Stock, par value $1.00 per share ("Common Stock"), of the

          Company at a price of $5.50 per share, net to the seller in cash.

          (Such tender offer, as it may be amended from time to time pursuant to this Agreement, is referred to herein as the

          "Offer.")  The Offer will be subject only to the conditions set forth in Exhibit A, including without limitation the conditions that (a) the Board of Directors of the Company, within the time provided in the Rights Agreement, dated as of September 8, 1988,

          between the Company and AmeriTrust Company National Association as rights agent (the "Rights Agreement") shall have taken the steps necessary to redeem the preferred stock purchase rights

          (the "Rights") issued pursuant to the Rights Agreement so that the Rights issued pursuant to the Rights Agreement will not become exercisable as a result of the consummation of the

          transactions contemplated in this Agreement (such action, the

          "Redemption") and (b) the number of shares of Common Stock being validly tendered and not withdrawn prior to the expiration date provided in the Offer which, when added to the shares of Common

          Stock and $4.00 Cumulative Convertible Preferred Stock, par value

          $1.00 per share, of the Company ("$4.00 Preferred Stock" and,

          together with the Common Stock, "Voting Stock") beneficially owned by Parent and Purchaser, represent not less than a majority of the shares of Voting Stock outstanding on a Fully Diluted (as hereinafter defined) basis (the "Minimum Share Condition").  For purposes of this Agreement, "Fully Diluted" means the number of shares of Voting Stock outstanding as of the close of business on

          February 23, 1995, increased by the number of shares of Voting

          Stock (i) issued between such date and the expiration date of the

          Offer and (ii) issuable pursuant to the exercise of rights (other than the Rights) to purchase Voting Stock or upon conversion or exchange of other securities, including without limitation the rights and securities listed on Schedule 1.1 (collectively, the

          "Options and Converts"), reduced, however, by the number of employee stock options and other rights to be cancelled as contemplated by Section 2.6.  Any such condition other than the

          Minimum Share Condition may be waived by Purchaser in its sole discretion. Purchaser may, at any time, transfer or assign to one or more corporations directly or indirectly wholly owned by

          Parent the right to purchase all or any portion of the shares of

          Common Stock tendered pursuant to the Offer, but any such

          transfer or assignment will not relieve Purchaser of its

          obligations under the Offer or prejudice the rights of tendering stockholders to receive payment for shares of Common Stock validly tendered and accepted for payment.  Purchaser will accept for payment all shares of Common Stock validly tendered pursuant to the Offer and not withdrawn as soon as legally permissible,

          and pay for all such shares of Common Stock as promptly as practicable thereafter, in each case upon the terms and subject to the conditions of the Offer.  Purchaser reserves the right to increase the price per share of Common Stock payable in the Offer or otherwise to amend the Offer; provided, however, that no such amendment may be made that decreases the price per share of

          Common Stock payable pursuant to the Offer, reduces the minimum number of shares of Common Stock to be purchased in the Offer,

          imposes additional conditions to the Offer or makes any other change in the terms and conditions of the Offer that is

          materially adverse to the holders of shares of Common Stock.  If the Agreement is terminated pursuant to Section 7.1 hereof,

          (A) Parent and Purchaser will not, and will cause their

          subsidiaries and affiliates controlled by them not to, acquire or offer to acquire or request permission to acquire or offer to acquire (either directly or pursuant to a waiver of this or any other covenant) shares of Voting Stock otherwise than pursuant to the Offer or the Merger (as defined in Section 2.1.1 hereof) for a period of not less than 24 months after termination of this

          Agreement without the prior written approval of the Board of

          Directors of the Company and (B) the provisions of the

          confidentiality agreement previously entered into (the

          "Confidentiality Agreement") between the Company and Parent (or one of its affiliates) will continue to apply.

               1.2.  Company Action.  The Company consents to the Offer.
                     --------------

          As soon as practicable on the date of commencement of the Offer,

          the Company will file with the Securities and Exchange Commission

          (the "Commission") and mail to the holders of shares of Common

          Stock a Solicitation/Recommendation Statement on Schedule 14D-9

          pursuant to the Exchange Act (the "Schedule 14D-9").  The

          Schedule 14D-9 will set forth, and the Company hereby represents,

          that the Board of Directors of the Company has at a meeting duly called and held and at which a quorum was present and acting throughout, by the requisite vote of all directors present,

          (a) determined, based in part on the advice of CS First Boston

          Corporation ("CSFB") described in the sixth sentence of this

          Section 1.2, the Company's financial advisor in connection with the Offer and the Merger, that the Offer and the Merger are in the best interests of the Company and its stockholders,

          (b) approved the Offer, this Agreement and the Merger, and determined that such approval satisfies the requirements of

          Section 203(a)(1) of the General Corporation Law of the State of

          Delaware (the "DGCL") and, as a result, renders inapplicable to the Offer, the Merger and this Agreement the other provisions of

          Section 203(a) of the DGCL, (c) subject to the fiduciary duties of the Board of Directors, recommended acceptance of the Offer and adoption of this Agreement by the holders of shares of Common

          Stock, (d) taken all such action as may be required by law and the Rights Agreement to redeem the Rights, and (e) taken all such action as may be required by law and the Company's Restated

          Certificate of Incorporation (the "Certificate") so that Sections

          1 and 2 of Article Ninth of the Certificate are not applicable to the transactions contemplated in this Agreement and, as a result,

          the requirements of Sections 1 and 2 of Article Ninth of the

          Certificate will not apply to the Offer, the Merger and the transactions with Parent and Purchaser contemplated in this

          Agreement.  The Company will provide Purchaser's counsel a reasonable opportunity to review and comment on the Schedule

          14D-9 prior to its being filed with the Commission.  The Company will provide Purchaser's counsel a copy of any written comments or a summary of telephonic notification of any verbal comments the Company or its counsel may receive from the Commission or its

          Staff with respect to the Schedule 14D-9 promptly after receipt of such comments and provide Purchaser's counsel with a copy of any written responses and a summary of any such verbal responses.

          The Company further represents and warrants that CSFB has advised the Board of Directors of the Company that, in the opinion of

          CSFB as of the date hereof, the consideration to be received by the existing holders of shares of Common Stock pursuant to the

          Offer and the Merger is fair to such stockholders from a

          financial point of view.  The Company will, and the Board of

          Directors of the Company has resolved to, take all actions reasonably requested by Purchaser necessary to exempt the Offer and the Merger from the provisions of any applicable takeover,

          business combination or control share acquisition law or

          regulation adopted by any State of the United States of America.

               1.3.  Stockholder Lists.  The Company will promptly furnish
                     -----------------

          Purchaser a list of the holders of Common Stock and mailing labels containing the names and addresses of all record holders relating to Common Stock and lists of securities positions of shares of Common Stock held in stock depositories, each as of a recent date, and will promptly furnish Purchaser with such additional information, including updated lists of stockholders of the Company, mailing labels and lists of securities positions,

          and such other assistance as Purchaser or its agents may

          reasonably request in connection with the Offer.  Subject to the requirements of law, and except for such steps as are necessary to disseminate the Offer Documents (as defined in Section 3.3 hereof), Parent and Purchaser will hold in confidence the

          information contained in any of such labels and lists and the additional information referred to in the preceding sentence,

          will use such information only in connection with the Offer and,

          if this Agreement is terminated, will upon request deliver to the

          Company all such written information and any copies or extracts therefrom in its possession or under its control.

               1.4.  Board of Directors of the Company.  Upon Purchaser's
                     ---------------------------------

          acquisition of a majority of the outstanding shares of Voting

          Stock pursuant to the Offer, and from time to time thereafter so long as Parent and/or any of its direct or indirect wholly owned subsidiaries (including Purchaser) owns a majority of the

          outstanding shares of Voting Stock, Parent will be entitled,

          subject to compliance with applicable law, the Certificate and the provisions of the next sentence, to designate at its option up to that number of directors, rounded up to the nearest whole number, of the Company's Board of Directors as will make the percentage of the Company's directors designated by Parent equal to the percentage of outstanding shares of Voting Stock held by

          Parent and any of its direct or indirect wholly owned

          subsidiaries (including Purchaser), including shares of Common

          Stock accepted for payment pursuant to the Offer.  The Company will, upon the request of Parent, promptly increase the size of its Board of Directors and/or use its reasonable best efforts to secure the resignation of such number of directors as is

          necessary to enable Parent's designees to be elected to the

          Company's Board of Directors and will use its reasonable best efforts to cause Parent's designees to be so elected, subject in all cases to Section 14(f) of the Exchange Act, it being

          understood that the Company will have no obligation to comply with Section 14(f) of the Exchange Act until after the Offer is completed in accordance with the terms hereof and that the

          Company agrees to comply with such Section of the Exchange Act as promptly as practicable thereafter, provided that, prior to the

          Effective Time (as defined in Section 2.1.2 hereof), the Company will use its reasonable best efforts to assure that the Company's

          Board of Directors always has (at its election) at least three members who are directors of the Company as of the date hereof.

          At such times, the Company will use its reasonable best efforts,

          subject to any limitations imposed by applicable laws or rules of the New York Stock Exchange, to cause persons designated by

          Parent to constitute the same percentage as such persons

          represent on the Company's Board of Directors of (a) each

          committee of the Board of Directors of the Company, (b) each board of directors or board of management of each subsidiary of the Company, and (c) each committee of each such board.

                                   II.  THE MERGER
                                        ----------

                    2.1.1.  Merger.  Subject to the terms and conditions
                            ------

          hereof, (a) Purchaser will be merged with and into the Company and the separate corporate existence of Purchaser will thereupon cease (the "Merger") in accordance with the applicable provisions of the DGCL and (b) each of the Company and Parent will use its reasonable best efforts to cause the Merger to be consummated as soon as practicable following the expiration of the Offer.

                    2.1.2.  Effective Time.  As soon as practicable
                            --------------

          following fulfillment or waiver of the conditions specified in

          Article VI hereof, and provided that this Agreement has not been terminated or abandoned pursuant to Section 7.1 hereof, the

          Company and Purchaser (the "Constituent Corporations") will cause a Certificate of Merger (the "Certificate of Merger") to be filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL.  The Merger will become effective on the date on which the Certificate of Merger has been filed with the Secretary of State of the State of Delaware (the "Effective

          Time").

                    2.1.3.  Effect of Merger.  The Company will be the
                            ----------------

          surviving corporation in the Merger (sometimes hereinafter referred to as the "Surviving Corporation") and will continue to be governed by the laws of the State of Delaware, and the

          separate corporate existence of the Company and all of its rights, privileges, powers and franchises of a public as well as of a private nature, and being subject to all of the

          restrictions, disabilities and duties as a corporation organized under the DGCL, will continue unaffected by the Merger.  The

          Merger will have the effects specified in the DGCL.  The

          Certificate and the By-Laws of the Company in effect at the

          Effective Time will be the Certificate of Incorporation and

          By-Laws of the Surviving Corporation until duly amended in accordance with their terms and the DGCL.  The directors of

          Purchaser immediately prior to the Effective Time will be the directors of the Surviving Corporation, and the officers of the

          Company immediately prior to the Effective Time will be the officers of the Surviving Corporation, from and after the

          Effective Time, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the terms of Surviving

          Corporation's Certificate of Incorporation and By-Laws and the

          DGCL.

                    2.1.4.  Conversion of Shares of Common Stock.  At the
                            ------------------------------------

          Effective Time, (a) each then-outstanding share of Common Stock not owned by Parent, Purchaser or any other direct or indirect subsidiary of Parent (other than those shares of Common Stock held in the treasury of the Company and shares of Common Stock held by stockholders who perfect their appraisal rights under the

          DGCL) will be cancelled and retired and be converted into a right to receive in cash an amount per share of Common Stock equal to the highest price per share paid for a share of such stock by

          Purchaser pursuant to the Offer (the "Merger Price"), without interest thereon, (b) each then-outstanding share of Common Stock owned by Parent, Purchaser or any other direct or indirect subsidiary of Parent will be cancelled and retired, and no payment will be made with respect thereto, (c) each share of

          Common Stock issued and held in the Company's treasury will be cancelled and retired, and no payment will be made with respect thereto, (d) each outstanding share of common stock of Purchaser will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become one share of common stock of the Surviving Corporation, and (e) each

          outstanding share of $4.00 Preferred Stock, $9.75 Cumulative

          Convertible Preferred Stock, par value $1.00 per share ("$9.75

          Preferred Stock"), and $2.50 Cumulative Preferred Stock, par

          value $1.00 per share ("$2.50 Preferred Stock"), of the Company

          (collectively, the "Preferred Stock") will remain outstanding and have, as to the Surviving Corporation, the identical powers,

          preferences, rights, qualifications, limitations and restrictions as such shares of Preferred Stock presently have, except as agreed to by the holder of $9.75 Preferred Stock.

               2.2.  Stockholders' Meeting of the Company.  The Company
                     ------------------------------------

          will take all action necessary in accordance with applicable law and the Certificate and its By-Laws to convene a meeting of its stockholders as promptly as reasonably practicable following the date hereof to consider and vote upon the adoption of this

          Agreement, if such stockholder approval is required by applicable law; provided, however, that nothing herein will affect the right of Purchaser to take action by written consent in lieu of a meeting or otherwise to the extent permitted by applicable law.

          At any such meeting, all shares of Voting Stock then owned by

          Parent, Purchaser or any other direct or indirect subsidiary of

          Parent will be voted in favor of adoption of this Agreement.

          Subject to its fiduciary duties under applicable law, the Board of Directors of the Company will recommend that the Company's stockholders approve adoption of this Agreement if such

          stockholder approval is required.

               2.3.  Consummation of the Merger.  The closing of the Merger
                     --------------------------

          (the "Closing") will take place (a) at the principal executive offices of the Company as promptly as practicable after the later of (i) the business day of (and immediately following) the receipt of approval of adoption of this Agreement by the

          Company's stockholders if such approval is required, or as soon as practicable after completion of the Offer if such approval by stockholders is not required, and (ii) the day on which the last of the conditions set forth in Article VI hereof is satisfied or duly waived or (b) at such other time and place and on such other date as Purchaser and the Company may agree.

               2.4.  Payment for Shares of Common Stock.  Purchaser will
                     ----------------------------------

          authorize the depositary for the Offer (or one or more commercial banks organized under the laws of the United States or any state thereof with capital, surplus and undivided profits of at least

          $100,000,000) to act as Paying Agent hereunder with respect to the Merger (the "Paying Agent").  Each holder (other than Parent,

          Purchaser or any subsidiary of Parent) of a certificate or certificates which prior to the Effective Time represented shares of Common Stock will be entitled to receive, upon surrender to the Paying Agent of such certificate or certificates for

          cancellation and subject to any required withholding of taxes,

          the aggregate amount of cash into which the shares of Common

          Stock previously represented by such certificate or certificates shall have been converted in the Merger.  On or before the

          Effective Time, Purchaser will make available to the Paying Agent sufficient funds to make all payments pursuant to the preceding sentence.  Pending payment of such funds to the holders of shares of Common Stock, such funds shall be held and invested by the

          Paying Agent as Parent directs.  Any net profit resulting from,

          or interest or income produced by, such investments will be payable to the Surviving Corporation or Parent, as Parent

          directs.  Parent will promptly replace any monies lost through any investment made pursuant to this Section 2.4.  Until

          surrendered to the Paying Agent, each certificate which

          immediately prior to the Effective Time represented outstanding shares of Common Stock (other than shares of Common Stock owned by Parent, Purchaser or any other direct or indirect subsidiary of Parent and shares of Common Stock held by stockholders who perfect their appraisal rights under the DGCL) (a "Stock

          Certificate") will be deemed for all corporate purposes to evidence only the right to receive upon such surrender the aggregate amount of cash into which the shares of Common Stock represented thereby will have been converted, subject to any required withholding of taxes.  No interest will be paid on the cash payable upon the surrender of the Stock Certificate or Stock

          Certificates.  Any cash delivered or made available to the Paying

          Agent pursuant to this Section 2.4 and not exchanged for Stock

          Certificates within three months after the Effective Time will be returned by the Paying Agent to the Surviving Corporation which thereafter will act as Paying Agent, subject to the rights of holders of unsurrendered Stock Certificates under this Article

          II, and any former stockholders of the Company who have not theretofore complied with the instructions for exchanging their

          Stock Certificates will thereafter look only to the Surviving

          Corporation for payment of their claim for the consideration set forth in Section 2.1, without any interest thereon, but will have no greater rights against the Surviving Corporation (or either

          Constituent Corporation) than may be accorded to general

          creditors thereof under applicable law.  Notwithstanding the foregoing, neither the Paying Agent nor any party hereto will be liable to a holder of shares of Common Stock for any cash or interest thereon delivered to a public official pursuant to applicable abandoned property laws.  Promptly after the Effective

          Time, the Paying Agent will mail to each record holder of Stock

          Certificates a form of letter of transmittal (the "Transmittal

          Letter") and instructions for use thereof in surrendering such

          Stock Certificates which will specify that delivery will be effected and risk of loss and title to the Stock Certificates will pass to the Paying Agent only upon proper delivery of the

          Stock Certificates to the Paying Agent in accordance with the terms of delivery specified in the Transmittal Letter and

          instructions for use thereof in surrendering such Stock

          Certificates and receiving the applicable Merger Price for each share of Common Stock previously represented by such Stock

          Certificates.  From and after the Effective Time, holders of

          Stock Certificates immediately prior to the Merger will have no right to vote or to receive any dividends or other distributions with respect to any shares of Common Stock which were theretofore represented by such Stock Certificates, other than any dividends or other distributions payable to holders of record as of a date prior to the Effective Time, and will have no other rights other than as provided herein or by law.

               2.5.  Closing of the Company's Transfer Books.  At the
                     ---------------------------------------

          Effective Time, the stock transfer books of the Company will be closed with respect to Common Stock and no transfer of shares of

          Common Stock will thereafter be made.  If, after the Effective

          Time, Stock Certificates are presented to the Surviving

          Corporation, they will be cancelled, retired and exchanged for cash as provided in Section 2.4 hereof.

               2.6.  The Company Stock Options and Related Matters.  The
                     ---------------------------------------------

          Company will cooperate with Parent and Purchaser in an effort to obtain the surrender of all options to purchase shares of Common

          Stock and other rights (collectively, "Options") granted pursuant to the 1992 Director Stock Option Plan, the 1992 Long-Term

          Incentive Plan, the 1986 Long-Term Incentive Plan, the 1980

          Long-Term Incentive Plan or any other plans in effect as of the date hereof (collectively, the "Option Plans") in accordance with the provisions of Schedule 2.6.  Effective immediately prior to the Effective Time, the restrictions on all shares of restricted

          Common Stock identified in Schedule 2.6 will lapse without further action.

             III.  REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER
                   ------------------------------------------------------

               Parent and Purchaser hereby jointly and severally represent and warrant to the Company that:

               3.1.  Corporate Organization.  Each of Parent and Purchaser
                     ----------------------

          is a corporation duly organized, validly existing and in good standing under the laws of its state or other jurisdiction of incorporation and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power or authority would not individually or in the aggregate have a material adverse effect on the financial condition, properties, business or results of operations of

          Parent and Purchaser, taken as a whole.  Parent beneficially owns all of the outstanding capital stock of Purchaser.

               3.2.  Authority.  Each of Parent and Purchaser has the
                     ---------

          requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly approved by the respective Boards of Directors of Parent and

          Purchaser and by Parent as the sole stockholder of Purchaser, and no other corporate proceedings on the part of Parent or Purchaser are necessary to consummate the transactions so contemplated.

          This Agreement has been duly executed and delivered by each of

          Parent and Purchaser and constitutes a valid and binding

          obligation of each of Parent and Purchaser, enforceable against

          Parent and Purchaser in accordance with its terms.

               3.3.  Offer Documents.  The documents (the "Offer
                     ---------------

          Documents") pursuant to which the Offer will be made, including the Schedule 14D-1 filed by Purchaser pursuant to the Exchange

          Act (the "Schedule 14D-1"), will comply as to form in all

          material respects with the provisions of the Exchange Act and the rules and regulations thereunder.  The information contained in the Offer Documents (other than information supplied in writing by the Company expressly for inclusion in the Offer Documents)

          will not, at the respective times the Schedule 14D-1 or any amendments or supplements thereto are filed with the Commission,

          contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

          Purchaser will promptly correct any statements in the Schedule

          14D-1 and the Offer Documents that have become false or

          misleading and take all steps necessary to cause such Schedule

          14D-1 as so corrected to be filed with the Commission and such

          Offer Documents as so corrected to be disseminated to holders of shares of Common Stock, in each case as and to the extent

          required by applicable law.

               3.4.  Proxy Statement.  None of the information to be
                     ---------------

          supplied by Parent or Purchaser in writing expressly for

          inclusion in a proxy or information statement of the Company required to be mailed to the Company's stockholders in connection with the adoption of this Agreement (the "Proxy Statement"), or in any amendments or supplements thereto will, at the time of (a)

          the first mailing thereof and (b) the meeting, if any, of

          stockholders to be held in connection with the adoption of this

          Agreement, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

               3.5.  Fees.  In no event, including without limitation
                     ----

          termination of this Agreement and abandonment of the Merger pursuant to Section 7.1 hereof, will the Company or any of its subsidiaries, prior to the Merger, be obligated to pay any fee or commission to any financial advisor, broker, finder or

          intermediary in connection with the transactions contemplated hereby pursuant to or as a consequence of any agreement or commitment of Parent, Purchaser or any of their respective affiliates.

               3.6.  Consents and Approvals; No Violation.  Except as set
                     ------------------------------------

          forth in Schedule 3.6, neither the execution and delivery of this

          Agreement by Parent and Purchaser nor the consummation by Parent and Purchaser of the transactions contemplated hereby will (a)

          conflict with or result in any breach of any provision of their respective certificates of incorporation or by-laws (or

          comparable governing instruments), (b) violate, conflict with,

          constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in the creation of any lien or other encumbrance upon any of the properties or assets of Parent or any of its subsidiaries under, any of the terms, conditions or provisions of any note,

          bond, mortgage, indenture, deed of trust, license, lease

          agreement or other instrument or obligation to which Parent or any such subsidiary is a party or to which they or any of their respective properties or assets are subject, except for such violations, conflicts, breaches, defaults, terminations,

          accelerations or creations of liens or other encumbrances, which,

          individually or in the aggregate, will not have a material adverse effect on the business, financial condition or results of operations of Parent and its subsidiaries, taken as a whole, or

          (c) require any consent, approval, authorization or permit of or from, or filing with or notification to, any court, governmental authority or other regulatory or administrative agency or

          commission, domestic or foreign ("Governmental Entity"), except

          (i) pursuant to the Exchange Act, (ii) filing certificates of merger pursuant to the DGCL and the laws of any other state,

          (iii) filings required under the securities or blue sky laws of the various states, (iv) filings under the Hart-Scott-Rodino

          Antitrust Improvements Act of 1976, as amended (the "HSR Act"),

          (v) consents, approvals, authorizations, permits, filings or notifications under laws and regulations of various foreign jurisdictions, other than Argentina and its provinces, or

          (vi) consents, approvals, authorizations, permits, filings or notifications which if not obtained or made will not,

          individually or in the aggregate, have a material adverse effect on the business, financial condition or results of operations of

          Parent and its subsidiaries, taken as a whole.

               3.7.  Financing.  Prior to the execution of this Agreement
                     ---------

          by the parties hereto, Parent executed a commitment letter with

          Chase Manhattan Bank, N.A. (the "Commitment"), a copy of which has been previously furnished to the Company, providing for up to

          $800 million of acquisition financing.  As of the date hereof,

          the executive officers of Parent have no reason to believe that any condition to the financing contemplated by the Commitment will not be satisfied in accordance with the terms of the

          Commitment.  Parent and Purchaser hereby covenant that they will use their respective reasonable best efforts to obtain the financing contemplated by the Commitment.

               3.8. Operations of the Company Following the Merger.  Based
                    ----------------------------------------------

          upon, among other things, Parent's review of the Company's financial condition and operations, the Company's business plan and the representations made by the Company in this Agreement,

          the financial condition of Parent and its subsidiaries and

          Parent's and Purchaser's present plans with respect to the

          Company and its subsidiaries following the Merger, Parent has no reason to believe that, following the consummation of the Merger and the completion of the financings contemplated by the

          Commitment, the Company will not be able to meet its obligations as they come due, including solely for purposes of this

          representation preferred stock dividend and mandatory redemption payments.

                  IV.  REPRESENTATIONS AND WARRANTIES OF THE COMPANY
                       ---------------------------------------------

               The Company hereby represents and warrants to each of Parent and Purchaser that:

               4.1.  Corporate Organization.  The Company is a corporation
                     ----------------------

          duly organized, validly existing and in good standing under the laws of its state of incorporation and is in good standing as a foreign corporation in each jurisdiction where failure to so qualify or be in good standing is reasonably likely to have a material adverse effect on the financial condition, properties,

          business or results of operation of the Company and its

          subsidiaries, taken as a whole.  The Company has the requisite corporate power to own, lease and operate its properties and assets and to carry on its businesses as they are now being conducted.  The Company has furnished Parent true and correct copies of the certificate of incorporation and by-laws (or other governing instruments), as amended to the date hereof, of the

          Company and each of its subsidiaries (except the inactive

          subsidiaries identified as such on Schedule 4.1).  The Company's and each subsidiary's certificate of incorporation and by-laws

          (or other governing instruments) as so delivered are in full force and effect.

               4.2.  Capitalization.  As of the date hereof, the authorized
                     --------------

          capital stock of the Company consists of (i) 300,000,000 shares of Common Stock and (ii) 100,000,000 shares of Preferred Stock.

          As of the close of business on February 23, 1995, (a) 135,497,705 shares of Common Stock were validly issued and outstanding, fully paid and nonassessable and not subject to preemptive rights,

          (b) 4,358,658 shares of $4.00 Preferred Stock were validly issued and outstanding, fully paid and nonassessable, (c) 1,250,000 shares of $9.75 Preferred Stock were validly issued and

          outstanding, fully paid and nonassessable, and (d) 3,500,000 shares of $2.50 Preferred Stock were validly issued and

          outstanding, fully paid and nonassessable.  Since such date, the

          Company has not issued any additional shares of capital stock other than pursuant to (i) the exercise or conversion of Options and Converts, (ii) the Company's Employee Shareholding and

          Investment Plan (the "401(k) Plan"), or (iii) the Company's

          Director Stock Compensation Plan (the "Director Plan").  Except

          for the Options and Converts, the Rights, shares issued pursuant to the Director Plan and as otherwise set forth in this

          Section 4.2, there are not now, and at the Effective Time there will not be, any shares of capital stock of the Company

          authorized, issued or outstanding and there are not now, and at the Effective Time there will not be, any outstanding

          subscriptions, options, warrants, rights, convertible securities or any other agreements or commitments of any character relating to the issued or unissued capital stock or other securities of the Company obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of the Company or obligating the Company to grant,

          extend or enter into any subscription, option, warrant, right,

          convertible security or other similar agreement or commitment.

          Except as set forth in this Section 4.2, on Schedule 4.2 or otherwise in this Agreement, and except for provisions in

          employee plans relating to the pass-through of voting rights,

          there are not now, and at the Effective Time there will not be,

          any voting trusts or other agreements or understandings to which the Company or any subsidiary of the Company is a party or is bound with respect to the voting of the capital stock of the

          Company.

               4.3.  Authority.  The Company has the requisite corporate
                     ---------

          power and authority to enter into this Agreement and, except for any required adoption of this Agreement by the holders of the

          Voting Stock, to consummate the transactions contemplated hereby.

          The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of the Company and no other corporate proceedings on the part of the Company are necessary to enter into this Agreement or to consummate the transactions so contemplated, subject only, to the extent

          required with respect to the consummation of the Merger, to adoption of this Agreement, if necessary, by the holders of

          Voting Stock. This Agreement has been duly executed and delivered by, and constitutes a valid and binding obligation of,

          the Company, enforceable against the Company in accordance with its terms.

               4.4.  Consents and Approvals; No Violation.  Neither the
                     ------------------------------------

          execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby will (a) conflict with or result in any breach or

          violation of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would

          constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in the creation of any lien or other encumbrance upon any of the properties or assets of the Company or any of its subsidiaries under, any of the terms, conditions or provisions of (i) their respective certificates of incorporation or by-laws or (ii) any note, bond,

          mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or any such subsidiary is a party or to which they or any of their respective properties or assets are subject, except for such violations,

          conflicts, breaches, defaults, terminations, accelerations or creations of liens or other encumbrances which are set forth on

          Schedule 4.4 or which, individually or in the aggregate, will not have a material adverse effect on the business, financial

          condition or results of operations of the Company and its

          subsidiaries, taken as a whole, or (b) require any consent,

          approval, authorization or permit of, or filing with or

          notification to, any Governmental Entity, except (i) pursuant to the Exchange Act, (ii) filing certificates of merger pursuant to the DGCL and the laws of any other state, (iii) filings required under the securities or blue sky laws of the various states, (iv)

          filings under the HSR Act, (v) consents, approvals,

          authorizations, permits, filings or notifications under laws and regulations of various foreign jurisdictions listed or described on Schedule 4.4, and (vi) consents, approvals, authorizations,

          permits, filings or notifications which if not obtained or made will not, individually or in the aggregate, have a material adverse effect on the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole.

               4.5.  Commission Filings.  The Company has heretofore filed
                     ------------------

          all statements, forms, reports and other documents with the

          Commission required to be filed pursuant to the Securities Act of

          1933, as amended (the "Securities Act"), and the Exchange Act since January 1, 1993, and has made available to Parent copies of all such statements, forms, reports and other documents,

          including without limitation each registration statement, Current

          Report on Form 8-K, proxy or information statement, Annual Report on Form 10-K and Quarterly Report on Form 10-Q filed during such period (in the case of each such report, including all exhibits thereto) (the "SEC Documents").  The SEC Documents, as of their respective filing dates, complied as to form in all material respects with all applicable requirements of the Securities Act and the Exchange Act and did not (as of their respective filing dates) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.  The audited and unaudited consolidated financial statements, together with the notes thereto, of the Company included (or incorporated by reference) in the SEC Documents present fairly, in all

          material respects, the financial position of the Company and its consolidated subsidiaries as of the dates thereof and the results of their operations and changes in financial position for the periods then ended in accordance with generally accepted

          accounting principles ("GAAP") applied on a consistent basis

          (except as stated in such financial statements), subject, in the case of the unaudited financial statements, to normal year-end audit adjustments.

               4.6.  Absence of Certain Changes.  Except as disclosed in
                     --------------------------

          the SEC Documents, as disclosed to Parent by the Company in a writing which makes express reference to this Section 4.6 or as set forth on Schedule 4.6, since December 31, 1994, the Company and its subsidiaries have conducted their respective businesses only in the ordinary course, and there has not been (a) any event or change having or that is reasonably expected to have a

          material adverse effect on the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, (b) in the case of the Company, any declaration,

          setting aside or payment of any dividend or other distribution with respect to its capital stock, other than the regular cash dividends on shares of $4.00 Preferred Stock, $9.75 Preferred

          Stock and $2.50 Preferred Stock, or relating to the redemption of the Rights as herein contemplated, (c) in the case of the

          Company, any change by the Company in accounting principles used for purposes of financial reporting, (d) any entry into any agreement or understanding, whether written or (if enforceable)

          oral, between the Company or any of its subsidiaries on the one hand, and any of their respective employees at Pay Grade 12 or above ("Senior Executives"), on the other hand, providing for the employment of any such Senior Executive or any severance or termination benefits payable or to become payable by the Company or any subsidiary to any Senior Executive, or (e) except as permitted by this Agreement, any increase (including any increase effective in the future) in (i) the compensation, severance or termination benefits payable or to become payable by the Company or any subsidiary to any Senior Executive (or any increase in benefits under any change in control severance arrangement applicable to employees of the Company and its subsidiaries,

          generally) or (ii) any bonus, insurance, pension or other

          employee benefits (including without limitation the granting of stock options, stock appreciation rights or restricted stock awards) made to, for or with any Senior Executive, except for normal increases associated with regular annual performance evaluations in the ordinary course of business or normal accruals of benefits under the terms of any such plan or arrangement.

               4.7.  Litigation.  Except as disclosed in SEC Documents
                     ----------

          filed prior to the date of this Agreement or on Schedule 4.7,

          there is no suit, action, investigation or proceeding pending,

          or, to the knowledge of the executive officers of the Company, threatened against or affecting the Company or any subsidiary of the Company which is reasonably expected to have a material adverse effect on the Company and its subsidiaries taken as a whole, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against the Company having, or which, insofar as reasonably can be foreseen, in the future would have, any such effect.

               4.8.  Compliance with Applicable Laws.  The Company and each
                     -------------------------------

          of its subsidiaries hold, and at all relevant times have held,

          all material licenses, franchises, permits and authorizations necessary for the lawful conduct of its business substantially as it is currently conducted.  Except as required to be disclosed in the SEC Documents filed prior to the date of this Agreement or as to matters for which reserves have been established and which reserves have been disclosed to Purchaser, to the knowledge of the executive officers of the Company, the businesses of the

          Company and its subsidiaries are not presently being conducted,

          and to the knowledge of the executive officers of the Company,

          have not previously been conducted, in violation of any law,

          ordinance or regulation of any Governmental Entity, except for possible violations which individually or in the aggregate do not, and, insofar as reasonably can be foreseen, in the future will not, have a material adverse effect on the Company and its subsidiaries taken as a whole.  Except as described in SEC

          Documents filed prior to the date of this Agreement, no

          investigation or review by any Governmental Entity concerning any such possible violations by the Company or any of its subsidiaries is pending or, to the knowledge of the executive officers of the Company, threatened, nor has any Governmental

          Entity indicated an intention to conduct the same in each case other than those the outcome of which will not have a material adverse effect on the Company and its subsidiaries taken as a whole.

               4.9.  Fees.  Except as will be set forth in the Schedule
                     ----

          14D-9, neither the Company nor any of its subsidiaries has paid or become obligated to pay any fee or commission to any financial advisor, broker, finder or intermediary in connection with the transactions contemplated hereby.  The Company has previously furnished Parent a copy of its engagement letter with CSFB.

               4.10.  Offer Documents.  None of the information supplied by
                      ---------------

          the Company or its subsidiaries in writing expressly for

          inclusion in the Offer Documents or in any amendments thereto or supplements thereto will, at the time supplied or upon the expiration of the Offer, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

               4.11.  Schedule 14D-9.  The Schedule 14D-9 will comply as to
                      --------------

          form in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder and will not, at the respective times the Schedule 14D-9 or any amendments thereto or supplements thereto are filed with the

          Commission, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

          The Company will promptly correct any statements in the Schedule

          14D-9 that have become materially false or misleading and take all steps necessary to cause such Schedule 14D-9 as so corrected to be filed with the Commission and to be disseminated to holders of shares of Voting Stock, in each case as and to the extent required by applicable law.

               4.12.  Proxy Statement.  The Proxy Statement and all
                      ---------------

          amendments and supplements thereto will comply as to form in all material respects with the applicable requirements of the

          Exchange Act and the rules and regulations thereunder and will not, at the time of (a) the first mailing thereof and (b) the meeting, if any, of stockholders to be held in connection with the Merger, together with any amendments and supplements thereto,

          contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the

          circumstances under which they were made, not misleading, except that no representation is made by the Company with respect to information supplied in writing by Parent or any affiliate of

          Parent expressly for inclusion in the Proxy Statement.

               4.13.  Rights.  The Company has, or prior to the
                      ------

          commencement of the Offer shall have, taken the necessary steps to redeem prior to the close of business on the 20th calendar day after commencement of the Offer all of the outstanding Rights issued pursuant to the Rights Agreement in accordance with the terms of the Rights Agreement and applicable law.

               4.14.  Certain Actions.  The actions referred to in Section
                      ---------------

          1.2 have been duly taken by the Board of Directors of the Company prior to the date hereof.

               4.15.  Subsidiaries.  (a) Each subsidiary of the Company is
                      ------------

          a corporation or other legal entity duly incorporated or

          organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has all requisite corporate or similar power and authority to own its properties and assets and to carry on its business as now

          conducted except where the failure to have such power and

          authority would not have a material adverse effect on the

          financial condition, properties, business or results of

          operations of the Company and its subsidiaries taken as a whole.

          Each subsidiary of the Company is duly qualified to do business as a foreign corporation or other legal entity and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities make such qualification necessary, except for those jurisdictions where failure to be so qualified or in good standing would not,

          individually or in the aggregate, have a material adverse effect on the financial condition, properties, business or results of operations of the Company and its subsidiaries taken as a whole.

          Schedule 4.15(a) sets forth the name, jurisdiction of

          incorporation or organization, capitalization and equity holders of each subsidiary of the Company.  Except as disclosed in

          Schedule 4.15(a) and except for insignificant equity or other interests received in the ordinary course of business of the

          Company, the Company does not own, directly or indirectly, or have voting rights with respect to, any capital stock or other equity securities of any corporation or have any direct or indirect equity or ownership interest in any business.

                    (b)  Except as disclosed on Schedule 4.15(a) or

          4.15(b), or as may be disclosed on the certificates representing the capital stock of the subsidiaries of the Company or provided pursuant to the terms of partnership agreements, joint venture agreements or other constituent documentation, copies of which have been provided or made available to representatives of

          Parent, and except as may be required under the securities laws of any jurisdiction, (i) all of the outstanding capital stock of,

          or other ownership interests in, each subsidiary of the Company,

          has been validly issued, is (in the case of capital stock) fully paid and nonassessable and (in the case of partnership interests)

          not subject to current or future capital calls, and is owned by the Company, directly or indirectly, free and clear of any lien and free of any other charge, claim, encumbrance, limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests) and (ii) there are not now, and at the Effective Time there will not be, any outstanding subscriptions, options,

          warrants, calls, rights, convertible securities or other

          agreements or commitments of any character relating to the issued or unissued capital stock or other securities of any of the

          Company's subsidiaries, or otherwise obligating the Company or any such subsidiary to issue, transfer or sell any such

          securities or to make any payments in respect of any of its securities or its equity.

               4.16.  No Default.  Neither the Company nor any of its
                      ----------

          subsidiaries which would be a "significant subsidiary" within the meaning of Regulation S-X (a "Significant Subsidiary") is in default or violation (and no event has occurred which with notice or the lapse of time or both would constitute a default or violation) of any term, condition or provision of (a) the

          Certificate or the By-Laws of the Company, (b) the organizational documentation of any Significant Subsidiary, or (c) except as set forth in Schedule 4.16, any note, bond, mortgage, indenture,

          license, contract, franchise, permit, lease, agreement or other instrument or obligation to which the Company or any of its

          Significant Subsidiaries is a party or by which they or any of their properties or assets may be bound, except for defaults or violations which, in the case of clauses (b) or (c) of this sentence, will not, individually or in the aggregate, have a material adverse effect on the financial condition, properties,

          business or results of operations of the Company and its

          Significant Subsidiaries taken as a whole.

               4.17.  Taxes.  (a) Except as set forth in Schedule 4.17, the
                      -----

          Company has filed all federal, state, local and foreign tax returns required to be filed by itself and by each of its and any member of its consolidated, combined or similar group (each such member a "Tax Affiliate") and by any of the Company's subsidiaries and has paid or caused to be paid, or has made adequate provision or set up adequate accruals or reserves which,

          in the aggregate, are adequate under GAAP in respect of,

          liabilities for taxes required to be paid in respect of the periods for which returns are due, and has established (or will establish at least quarterly) similar accruals or reserves for the payment of all taxes payable in respect of periods subsequent to the last of such periods required to be so accrued or

          reserved, as the case may be.  Except as set forth in Schedule

          4.17, neither the Company nor any of its Tax Affiliates or subsidiaries has entered into any written agreement or other document waiving or extending the time to assess any taxes due to any United States jurisdiction ("Domestic Taxes") nor, to the knowledge of the executive officers of the Company, has any such entity entered into any such agreement or other document in respect of any tax due to any jurisdiction outside the United

          States.  Except as set forth in Schedule 4.17, the tax returns of the Company, its Tax Affiliates and subsidiaries of the Company relating to Domestic Taxes are not under active audit by the

          Internal Revenue Service or any comparable state or local agency.

          The open taxable years of the Company, its Tax Affiliates and its subsidiaries relating to United States federal income taxes are set forth in Schedule 4.17.  At no time within the last five years, and to the knowledge of the executive officers of the

          Company, (i) at no time in the preceding eight years, have the

          Company, any of its Tax Affiliates or any of its subsidiaries ever filed a consent under Section 341(f) of the Internal Revenue

          Code of 1986, as amended (the "Code"), concerning collapsible corporations, (ii) except as set forth on Schedule 4.17, none of the Company, any of its Tax Affiliates or any of its subsidiaries has made any payments, is obligated to make any payments, or is a party to any agreement that under certain circumstances obligates it to make any payments that will not be deductible under

          Sections 280G or 162(m) of the Code; provided, however, that the foregoing representation will not apply to any payments made as a result of this Agreement or the transactions contemplated hereby,

          (iii) the Company is not currently a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code, (iv) each of the Company, each of its Tax Affiliates and each of its subsidiaries has disclosed on its federal income

          Tax Returns all positions taken therein that could give rise to a material understatement of federal income tax within the meaning of Section 6662 of the Code, (v) none of the Company, any of its

          Tax Affiliates or any of its subsidiaries is a party to any tax allocation or sharing agreement other than as set forth in

          Schedule 4.17, and (vi) none of the Company, any of its Tax

          Affiliates or any of its subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income tax return

          (other than a group the common parent of which was the Company)

          for any open taxable year or (B) has any liability for the taxes of any person or entity (other than any of the Company and any of its Affiliates and any of its subsidiaries) under Treas. Reg.

          Sec. 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise except as set forth in Schedule 4.17 or as otherwise disclosed to

          Purchaser.

                    (b)  For the purposes of this Section, (i) the term

          "tax" means income, gross receipts, payroll, employment, excise,

          severance, stamp, windfall profits, environmental (including taxes under Section 59A of the Code), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added,

          alternative or add-on minimum, estimated or other tax of any kind, levies, penalties, or interest imposed by any United States federal, state, local and foreign or other taxing authority on the Company or any of its Tax Affiliates, and (ii) the term "tax return" includes any return, declaration, claim for refund or information return relating to taxes, including without

          limitation any schedule or attachment thereto and including any amendment thereof.

               4.18.  Insurance.  Schedule 4.18 lists all insurance
                      ---------

          policies carried by the Company or any of its subsidiaries insuring occurrences or claims on or made on the date hereof.

          There is no default by the Company or any subsidiary with respect to any provision contained in any such insurance policy which would permit the denial of coverage or cancellation of coverage thereunder, except for defaults or failures which, individually or in the aggregate, would not have a material adverse effect on the Company and its subsidiaries taken as a whole.

               4.19.  Benefit Plans.  (a) Schedule 4.19(a) lists (i) the
                      -------------

          material "employee benefit plans" (within the meaning of

          Section 3(3) of the Employee Retirement Income Security Act of

          1974, as amended ("ERISA")), which the Company or any of its subsidiaries maintains or sponsors or with respect to which the

          Company or any of its subsidiaries has any material liability

          (actual or contingent, primary or secondary), and (ii) all other

          (A) employee benefit plans, programs or arrangements, (B) stock purchase, stock option, severance, bonus, incentive and deferred compensation plans, (C) written employment contracts, and (D)

          change-in-control agreements which the Company or any of its subsidiaries maintains, sponsors or is a party to or with respect to which the Company or any of its subsidiaries has any material liability.  (The plans, programs, arrangements, contracts and agreements referred to in the preceding sentence are collectively referred to herein as the "Benefit Plans.")

                    (b)  Except as set forth on Schedule 4.19(b), (i) the

          reserves reflected in the balance sheet contained in the audited financial statements for the period ending December 31, 1994

          (together with all footnotes attached thereto, the "Balance

          Sheet") relating to any unfunded benefits under the Benefit Plans were adequate in the aggregate under GAAP as of December 31, 1994 and (ii) neither the Company nor any of its subsidiaries has incurred any material unfunded liability in respect of any such plans since that date.

                    (c)  There are no suits or claims pending or, to the

          knowledge of the Company's executive officers, threatened relating to or for benefits under the Benefit Plans, except for those suits or claims set forth on Schedule 4.19(c) or which,

          individually or in the aggregate, will not have a material adverse effect on the business, financial condition or results of operation of the Company or its subsidiaries, taken as a whole.

                    (d)  (i)  Each Benefit Plan has been established and

          administered in all material respects in accordance with its terms, and in all material respects in compliance with the applicable provisions of ERISA, the Code and other applicable laws, rules and regulations and (ii) each Benefit Plan which is intended to be qualified within the meaning of Code Section

          401(a) is so qualified and nothing has occurred, to the knowledge of the executive officers of the Company, whether by action or failure to act, which is reasonably expected to cause the loss of such qualification except where such loss of qualification would not have a material adverse effect on the business, financial condition or results of operation of the Company or its

          subsidiaries, taken as a whole.

                    (e)  Except as set forth on Schedule 4.19(e), (i) no

          Benefit Plan currently has any "accumulated funding deficiency"

          as such term is defined in ERISA Section 302 and Code Section 412

          (whether or not waived); (ii) to the knowledge of the executive officers of the Company, no event or condition exists which is a reportable event within the meaning of ERISA Section 4043 with respect to any Benefit Plan that is subject to Title IV of ERISA;

          (iii) each member of the Company's Controlled Group (as defined below) has made all required premium payments when due to the

          Pension Benefit Guaranty Corporation ("PBGC"); (iv) neither the

          Company nor any member of its Controlled Group is subject to any liability to the PBGC for any plan termination; (v) no amendment has occurred which requires the Company or any member of its

          Controlled Group to provide security pursuant to Code Section

          401(a)(29); and (vi) neither the Company nor any member of its

          Controlled Group has engaged in a transaction which is reasonably likely to subject it to liability under ERISA Section 4069,

          except, in each case, where any such circumstance will not have a material adverse effect on the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole.  For the purposes of this Section 4.19, the term

          "Controlled Group" means all corporations, trades or businesses which, together with the Company, are treated as a single

          employer under Section 414 of the Code.

                    (f)  No Benefit Plan is a multiemployer plan (within

          the meaning of Section 3(37) of ERISA) and neither the Company nor any member of its Controlled Group is reasonably likely to incur any liability to any multiemployer plan nor is engaged in a transaction which is reasonably expected to subject the Company to any material liability under ERISA Section 4212(c).

               4.20.  Labor Matters.  Except as set forth in Schedule 4.20,
                      -------------

          (a) neither the Company nor any of its subsidiaries is party to an unexpired collective bargaining agreement or other unexpired material contract or agreement with any labor organization or other representative of employees nor is any such contract being negotiated; (b) there is no material unfair labor practices charge or complaint pending nor, to the knowledge of the executive officers of the Company, threatened, with regard to employees of the Company or any of its subsidiaries; (c) there is no labor strike, material organized slowdown, material organized work stoppage or other material organized labor controversy in effect or, to the knowledge of the executive officers of the

          Company, threatened against the Company or any of its

          subsidiaries; (d) as of the date hereof, to the knowledge of the executive officers of the Company, no representation question exists and no campaigns are being conducted to solicit cards from the employees of the Company or any subsidiary of the Company to authorize representation by any labor organization; (e) neither the Company nor any subsidiary of the Company is party to, or is otherwise bound by, any consent decree with any governmental authority relating to employees or employment practices of the

          Company or any subsidiary of the Company which is material to the

          Company or its subsidiaries taken as a whole; and (f) the Company and each subsidiary of the Company is in compliance with all applicable agreements, contracts and policies relating to

          employment, employment practices, wages, hours and terms and conditions of employment of the employees except where failure to be in compliance with each such agreement, contract and policy is not, individually or in the aggregate, reasonably likely to have a material adverse effect on the financial condition, properties,

          business or results of operations of the Company and its

          subsidiaries taken as a whole.

               4.21.  Certain Environmental Matters.  To the knowledge of
                      -----------------------------

          the executive officers of the Company, (a) the reserves reflected in the Balance Sheet relating to environmental matters were adequate under GAAP as of December 31, 1994, and neither the

          Company nor any of its subsidiaries has incurred any material liability in respect of any environmental matter since that date,

          and (b) the SEC Documents include all information relating to environmental matters required to be included therein under the rules and regulations of the Commission applicable thereto.

                                    V.  COVENANTS
                                        ---------

               5.1.  Acquisition Proposals.  Neither the Company nor any of
                     ---------------------

          its subsidiaries may, directly or indirectly, and each will instruct and otherwise use its reasonable best efforts to cause its affiliates that are controlled by the Company, and the officers, directors, employees, agents or advisors or other representatives or consultants of the Company not to, encourage,

          solicit, initiate, engage or participate in discussions or negotiations with, or provide information to, any Person (as hereafter defined) (other than Parent, Purchaser or subsidiaries,

          affiliates or representatives of any of the foregoing) in

          connection with any tender offer, exchange offer, merger,

          consolidation, business combination, sale of substantial assets,

          sale of securities, liquidation, dissolution or similar

          transaction involving the Company or any of its subsidiaries or divisions, including, without limitation, Midgard Energy Company.

          Notwithstanding the foregoing, the Company may do any of the foregoing if outside counsel to the Company advises the Company's

          Board of Directors that any such action is required for the

          Company's directors to satisfy their fiduciary duties to the

          Company and its constituencies under applicable law.  The Company will (a) promptly notify Parent in the event of any discussion,

          negotiation, proposal or offer of the type referred to in the first sentence of this Section 5.1 or any decision to furnish information or take any other action referred to in the second sentence of this Section 5.1 and (b) promptly furnish Parent copies of all written information furnished to any Person

          pursuant to the second sentence of this Section 5.1 to the extent not previously furnished to Parent.

               5.2.  Interim Operations.  During the period from the date
                     ------------------

          of this Agreement to the earlier of the time that the designees of Parent have been elected to, and constitute a majority of, the

          Board of Directors of the Company pursuant to Section 1.4 hereof or the Effective Time, except as specifically contemplated by this Agreement, as set forth in Schedule 5.2 or as otherwise approved by Parent in a writing which makes express reference to this Section 5.2:

                    5.2.1.  Conduct of Business.  The Company will, and
                            -------------------

               will cause each of its subsidiaries to, conduct their

               respective businesses only in, and not take any action

               except in, the ordinary and usual course of business

               substantially consistent with past practice.  The Company

               will use reasonable efforts to preserve intact the business organization of the Company and each of its subsidiaries, to keep available the services of its and their present officers and key employees and to preserve the goodwill of those having business relationships with it or its

               subsidiaries.

                    5.2.2.  Certificate and By-Laws.  The Company will not
                            -----------------------

               and will not permit any of its subsidiaries to make or

               propose any change or amendment to their respective

               certificates of incorporation or by-laws (or comparable

               governing instruments), except as may be required by law.

                    5.2.3.  Capital Stock.  The Company will not and will
                            -------------

               not permit any of its subsidiaries to authorize for

               issuance, issue, sell or deliver any shares of capital stock or any other securities of any of them (other than pursuant to the Options, Options and Converts, the $4.00 Preferred

               Stock, the $9.75 Preferred Stock or the 401(k) Plan or the

               issuance of shares issued under the terms of the Director

               Plan in a manner consistent with any such plan or past

               practice) or issue any securities convertible into or

               exchangeable for, or options, warrants to purchase, scrip,

               rights to subscribe for, calls or commitments of any

               character whatsoever relating to, or enter into any contract with respect to the issuance of, any shares of capital stock or any other securities of any of them (other than pursuant to the Options, Options and Converts, the $4.00 Preferred

               Stock, the $9.75 Preferred Stock, the 401(k) Plan (or in

               connection with the 401(k) Plan or the Director Plan as

               aforesaid), purchase or otherwise acquire or enter into any contract with respect to the purchase or voting of shares of their capital stock, or adjust, split, combine or reclassify any of their capital stock or other securities, or make any other changes in their capital structures.

                    5.2.4.  Dividends.  The Company will not and will not
                            ---------

               permit any of its subsidiaries to declare, set aside, pay or make any dividend or other distribution or payment (whether in cash, stock or property) with respect to, or purchase or redeem, any shares of the capital stock of any of them other than (a) regular quarterly cash dividends on the $4.00

               Preferred Stock, the $9.75 Preferred Stock and the $2.50

               Preferred Stock, (b) dividends, distributions or payments

               paid by its subsidiaries to the Company or its subsidiaries with respect to their capital stock, (c) the Rights in

               accordance with the Rights Agreement, and (d) loans and

               payments from the Company to any of its subsidiaries or from any of such subsidiaries to the Company or another such

               subsidiary.

                    5.2.5.  Debt.  Except as set forth in Schedule 5.2.5,
                            ----

               the Company and its subsidiaries will not, except in the

               ordinary course of business, (a) incur or assume any

               indebtedness, (b) assume, guarantee, endorse or otherwise

               become liable (whether directly, contingently or otherwise)

               for the obligation of any other Person except in the

               ordinary course of business and consistent with past

               practice, or (c) make any loans, advances or capital

               contributions to, or investments (other than intercompany

               accounts and short-term investments pursuant to customary cash management systems of the Company in the ordinary course and consistent with past practices) in, any other

               Person other than such of the foregoing as are made by the

               Company to or in a wholly owned subsidiary of the Company.

               5.3.  Employee Plans, Compensation, Etc.  (a) Except as
                     ----------------------------------

          provided in Section 2.6 hereof, this Section 5.3 or as set forth in Schedule 5.3 or required by applicable law, prior to the

          Effective Time the Company will not and will not permit any of its subsidiaries to adopt or amend any bonus, profit sharing,

          compensation, severance, termination, stock option, pension,

          retirement, deferred compensation, welfare benefit plan, change-

          in-control agreement, restricted stock, performance unit,

          employment or other employee benefit agreements, trusts, plans,

          funds or other arrangements for the benefit or welfare of any director, officer or employee, or (except, other than with respect to the Senior Executives, for normal increases in the ordinary course of business that are consistent with past

          practices and that, in the aggregate, do not result in a material increase in benefits or compensation expense to the Company or pursuant to collective bargaining agreements or other contracts presently in effect) increase in any manner the compensation or fringe benefits of any director or officer or pay any benefit not required by any existing plan, arrangement or contract (including without limitation the granting of stock options, stock

          appreciation rights, shares of restricted stock or performance units) or take any action or grant any benefit not expressly required under the terms of any existing contracts, trusts, plans, funds or other such arrangements or enter into any contract to do any of the foregoing.

                    (b)  Subject to Purchaser's purchase of Common Stock

          pursuant to the Offer and for a period of 12 months following the

          Effective Time, the Company or Surviving Corporation, as the case may be, will continue without amendment or change, except changes which increase compensation or benefits paid or payable

          thereunder or as may be required by law, the Benefit Plans and other sponsored, maintained or offered compensation and benefit policies, practices, programs and arrangements which provide compensation or benefits to employees of the Company or its subsidiaries.  Anything in the preceding sentence to the contrary notwithstanding, (i) to the extent any Benefit Plan, or such other compensation or benefit policy, practice, program or arrangement other than any stock option, restricted stock or other stock-based award plan or program ("Stock Plans") so allows, the Surviving Corporation may replace any of such

          individual plans, policies, practices, programs or arrangements with another plan, policy, practice, program or arrangement providing, in the aggregate, not less than a substantially equivalent level of compensation or benefits, as the case may be,

          and (ii) the Company or the Surviving Corporation, as the case may be, may amend or replace any Stock Plan of the Company with another plan, policy, practice, program or arrangement that the

          Board of Directors of the Company or the Surviving Corporation,

          as the case may be, determines in good faith provides comparable incentive compensation opportunities.

                    (c)  Except as may be expressly provided in a valid

          written waiver voluntarily signed by an affected employee, the

          Company will honor and, on and after the Effective Time, Parent will cause the Surviving Corporation to honor in accordance with the terms thereof, without offset, deduction, counterclaim,

          interruption or deferment (other than withholdings under

          applicable law), all employment, change-in-control, severance,

          termination, consulting and unfunded retirement or benefit agreements to which the Company or any of its subsidiaries is presently a party ("Benefits Agreements").  All of the Benefits

          Agreements which require the Company to make payments in excess of $250,000 from and after the Effective Date are set forth in

          Schedule 5.3.

                    (d)  Without limiting the obligations of Parent,

          Purchaser, the Company or the Surviving Corporation contained herein, the parties will take the actions, if any, with respect to employment, severance and other benefits as set forth in

          Schedule 5.3.

                    (e)  Parent will consult with the human resources

          department of the Company regarding the appropriate treatment of the insurance, compensation and other benefit plans of the

          Company after the Merger.

               5.4.  Access and Information.  The Company will (and will
                     ----------------------

          cause each of its subsidiaries to) afford to Parent and its representatives (including without limitation directors, officers and employees of Parent and its affiliates, and counsel,

          accountants and other professionals retained by Parent) such access, during normal business hours throughout the period prior to the Effective Time, to the Company's books, records (including without limitation tax returns and work papers of the Company's independent auditors), properties, personnel and to such other information as Parent reasonably requests and will permit Parent to make such inspections as Parent may reasonably request and will cause the officers of the Company and those of its

          subsidiaries to furnish Parent with such financial and operating data and other information with respect to the business,

          properties and personnel of the Company and its subsidiaries as

          Parent may from time to time reasonably request, provided,

          however, that no investigation pursuant to this Section 5.4 will affect or be deemed to modify any of the representations or warranties made by the Company in this Agreement.  Subject to the requirements of law, Parent will hold in confidence, and will instruct and use its reasonable best efforts to cause its

          representatives to keep confidential, all such non-public

          information it may acquire in its investigation pursuant to this

          Section 5.4, and if this Agreement is terminated, Parent will,

          and will instruct and use its reasonable best efforts to cause its representatives to, destroy or deliver to the Company all documents, work papers and other material (including copies)

          obtained by Parent or such representatives pursuant to this

          Section 5.4 and such of the foregoing as has been furnished by the Company to Parent or Purchaser prior to the date hereof,

          whether so obtained or furnished before or after the execution hereof. Nothing in this Section 5.4 will require the Company to afford Parent or its representatives access to any information,

          documents or materials which are privileged or which are

          confidential and as to which such disclosure would cause the loss of privilege or breach the terms of a confidentiality agreement.

               5.5.  Certain Filings, Consents and Arrangements.  Parent,
                     ------------------------------------------

          Purchaser and the Company will (a) promptly make their respective filings, and will thereafter use their best efforts promptly to make any required submissions under the HSR Act with respect to the Offer, the Merger and the other transactions contemplated by this Agreement and (b) cooperate with one another (i) in promptly determining whether any filings are required to be made or consents, approvals, permits or authorizations are required to be obtained under any other federal, state or foreign law or

          regulation and (ii) in promptly making any such filings,

          furnishing information required in connection therewith and seeking timely to obtain any such consents, approvals, permits or authorizations.

               5.6.  State Takeover Statutes.  The Company will use its
                     -----------------------

          reasonable best efforts to (a) exempt the Company, the Offer and the Merger from the requirements of any state takeover law by action of the Company's Board of Directors or otherwise and (b)

          assist in any challenge by Purchaser to the validity or

          applicability to the Offer or the Merger of any state takeover law.

               5.7.  Proxy Statement.  As soon as reasonably practicable
                     ---------------

          after the date hereof, the Company will, if required by

          applicable law in order to consummate the Merger, prepare the

          Proxy Statement, file it with the Commission and mail it to all holders of shares of Voting Stock.  Parent, Purchaser and the

          Company will cooperate with each other in the preparation of the

          Proxy Statement; without limiting the generality of the

          foregoing, Parent and Purchaser will furnish to the Company the information relating to Parent and Purchaser required by the

          Exchange Act to be set forth in the Proxy Statement.  The

          Company, acting through its Board of Directors, subject to the fiduciary duties of the Company's Board of Directors as advised by counsel, will include in the Proxy Statement the

          recommendation of its Board of Directors that stockholders of the

          Company vote in favor of the adoption of this Agreement and use its reasonable best efforts to secure such adoption.

               5.8.  Indemnification and Insurance.  For seven years after
                     -----------------------------

          the Effective Time, Parent will cause the Surviving Corporation to indemnify, defend and hold harmless the present and former officers, directors, employees and agents of the Company and its subsidiaries (an "Indemnified Party") against all losses, claims,

          damages or liabilities arising out of actions or omissions occurring on, prior to or after the Effective Time (whether or not based in whole or in part on the sole or concurrent

          negligence of the Indemnified Party or on the theory of strict products liability) to the full extent provided under Delaware law, the Certificate and By-Laws of the Company in effect at the date hereof and under all agreements to which the Company is a party as of the date hereof, including without limitation

          provisions relating to advances of expenses incurred in the defense of any action or suit (including without limitation attorneys' fees of counsel selected by the Indemnified Party),

          provided that any determination required to be made with respect to whether an Indemnified Party's conduct complies with the standards set forth under Delaware law, the Certificate or

          By-Laws of the Company or under any such contract will be made by independent counsel selected by the Indemnified Party and

          reasonably satisfactory to the Surviving Corporation.  Nothing in this Agreement shall diminish or impair the rights of any

          Indemnified Party under the Certificate or By-Laws of the Company or any agreement to which the Company is a party at the date hereof.  The Surviving Corporation will maintain the Company's existing officers' and directors' liability insurance ("D&O

          Insurance") in full force and effect without reduction of

          coverage for a period of seven years after the Effective Time,

          provided, however, that the Surviving Corporation will not be required to pay an annual premium therefor in excess of 250% of the last annual premium paid prior to the date hereof (the

          "Current Premium"), and, provided, further, however, that if the existing D&O Insurance expires, is terminated or cancelled during such seven-year period, the Surviving Corporation will use its best efforts to obtain as much D&O Insurance as can be obtained for the remainder of such period for a premium on an annualized basis not in excess of 250% of the Current Premium.

               5.9.  Additional Agreements.  Subject to the terms and
                     ---------------------

          conditions herein provided, each of the parties will use its reasonable best efforts to take promptly, or cause to be taken promptly, all actions and to do promptly, or cause to be done promptly, all things necessary, proper or advisable under

          applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including using its reasonable best efforts to obtain all necessary actions or non-actions, extensions, waivers, consents and approvals from all applicable Governmental Entities, effecting all necessary

          registrations and filings (including without limitation filings under the HSR Act) and obtaining any required contractual

          consents, subject, however, to any required vote of the

          stockholders of the Company.  If, at any time after the Effective

          Time, the Surviving Corporation considers or is advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights,

          properties or assets of either of the Constituent Corporations acquired or to be acquired by the Surviving Corporation as a result of, or in connection with the Merger or otherwise to carry out the purposes of this Agreement, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of each of the Constituent

          Corporations or otherwise, all such deeds, bills of sale,

          assignments and assurances and to take and do, in the name and on behalf of each of the Constituent Corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the

          Surviving Corporation or otherwise to carry out the purposes of this Agreement.

               5.10.  Compliance with Antitrust Laws.  Each of Parent and
                      ------------------------------

          the Company will use its reasonable best efforts to resolve such objections, if any, which may be asserted with respect to the

          Offer or the Merger under the antitrust laws.  In the event a suit is instituted challenging the Offer or the Merger as

          violative of the antitrust laws, each of Parent and the Company will use its best efforts to resist or resolve such suit.  Parent and the Company will use their reasonable best efforts to take such action as may be required (a) by the Antitrust Division of the Department of Justice or the Federal Trade Commission in

          order to resolve such objections as either of them may have to the Offer or the Merger under the antitrust laws or (b) by any federal or state court of the United States, in any suit brought by a private party or Governmental Entity challenging the Offer or the Merger as violative of the antitrust laws, in order to avoid the entry of, or to effect the dissolution of, any

          injunction, temporary restraining order or other order which has the effect of preventing the consummation of the Offer or the

          Merger.

               5.11.  Publicity.  The initial press release announcing this
                      ---------

          Agreement will be a joint press release and thereafter the

          Company and Parent will consult with each other in issuing any press releases or otherwise making public statements with respect to the transactions contemplated hereby and in making any filings with any Governmental Entity or with any national securities exchange with respect thereto, and will not issue any such press release or make any such public statement prior to such

          consultation except as may be required by law or by obligation pursuant to any listing agreement with any national securities exchange or the National Association of Securities Dealers or any

          rules or regulations of a foreign securities exchange upon which the securities are traded.

               5.12.  Notice of Actions and Proceedings.  The Company will
                      ---------------------------------

          promptly notify Parent of any actions, suits, claims,

          investigations or proceedings commenced or, to the knowledge of the executive officers of the Company, threatened in writing against, relating to or involving or otherwise affecting the

          Company or any of its subsidiaries which, if pending on the date hereof, would have been required to have been disclosed in writing pursuant to any Schedule required hereby or which relates to the consummation of the Offer or the Merger.

               5.13.  Notification of Certain Other Matters.  The Company
                      -------------------------------------

          will promptly notify Parent of:

                    (a)  any written notice or other written communication

          from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement;

                    (b)  any written notice or other written communication

          from any Governmental Entity in connection with the transactions contemplated hereby; and

                    (c)  any fact, development or occurrence that

          constitutes a material adverse effect on the business, financial condition or results of operations of the Company and its

          subsidiaries taken as a whole or is reasonably expected to result in such an effect.

               5.14.  Listing of Preferred Stock.  The Company will, and
                      --------------------------

          Parent will cause the Surviving Corporation to, use their

          respective reasonable efforts to continue the listing on the

          New York Stock Exchange of the shares of Preferred Stock which are currently listed on such Exchange or, if such shares are delisted, to cause such shares of Preferred Stock to be listed on another national securities exchange within the United States or admitted to trading on the National Association of Securities

          Dealers Automated Quotation System and on other organized

          securities markets in such foreign jurisdictions in which such shares are presently traded.  Notwithstanding anything in this

          Agreement to the contrary, the obligations of the Company and

          Parent under this Section 5.14 will survive the Effective Time with respect to any series of Preferred Stock until such time as the aggregate market value of all outstanding shares of such series is less than $2 million or the number of outstanding shares of such series is less than 100,000.

               5.15.  Certain Obligations of Parent.  In the event that the
                      -----------------------------

          Company is unable to meet its obligations as they come due,

          whether at maturity or otherwise, including solely for the purposes of this Section 5.15 dividend and redemption payments with respect to the Preferred Stock, Parent will capitalize the

          Company in an amount necessary to permit the Company to meet such obligations, provided that Parent's aggregate obligation under this Section 5.15 shall be (a) limited to the amount of debt service obligations under "Tranche 1" of the loan agreement contemplated by the Commitment and, to the extent "Tranche 1" is replaced by "Tranche 2 and/or Tranche 3" under the Commitment,

          the amount of debt service obligations under such "Tranche 2 and/or Tranche 3," and (b) reduced by the amount, if any, of capital contributions received by the Company after the Effective

          Time and the net proceeds of any sale by the Company of common stock or non-redeemable preferred stock after the Effective Time.

          Notwithstanding anything in this Agreement to the contrary, the obligations of Parent under this Section 5.15 will survive until the ninth anniversary of the Effective Time.

                                   VI.  CONDITIONS
                                        ----------

               6.1.  Conditions.  The obligations of Parent, Purchaser and
                     ----------

          the Company to consummate the Merger are subject to the

          satisfaction, at or before the Effective Time, of each of the following conditions, as applicable thereto:

                    6.1.1.  Stockholder Approval.  The holders of the
                            --------------------

               Voting Stock shall have duly adopted this Agreement.

                    6.1.2.  Purchase of Shares of Voting Stock.  Purchaser
                            ----------------------------------

               shall have accepted for payment shares of Common Stock

               pursuant to the Offer.

                    6.1.3.  Injunctions; Illegality.  The consummation of
                            -----------------------

               the Merger shall not be precluded or materially restricted by any order, injunction, decree or ruling of a court of competent jurisdiction or Governmental Entity (each party agreeing to use its reasonable best efforts to rectify any such occurrence), and there shall not have been any action taken or any statute, rule or regulation enacted,

               promulgated or deemed applicable to the Merger by any

               Governmental Entity which prevents or materially restricts the consummation of the Merger or that would make the

               acquisition or holding by Parent or its subsidiaries of the shares of Common Stock or shares of common stock of the

               Surviving Corporation illegal.

                    6.1.4.  HSR Act.  Any applicable waiting period under
                            -------

               the HSR Act shall have expired or been terminated.

               6.2.  Parent Obligations.  The obligations of Parent and
                     ------------------

          Purchaser to consummate the Merger are subject to the

          satisfaction at or prior to the Effective Time of the additional conditions that (a) the Company in all material respects shall have satisfied and complied with each of the covenants of the

          Company contained herein, (b) the representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date (except for representations and warranties made as of a specified date, which shall be true and correct in all material respects as of such specified date) and

          (c) Purchaser and Parent shall have the right to draw down funds under the loan agreement contemplated by the Commitment.

                                 VII.  MISCELLANEOUS
                                       -------------

               7.1.  Termination.  This Agreement may be terminated and the
                     -----------

          Merger contemplated hereby may be abandoned (a) by the mutual consent of the Boards of Directors of Parent, Purchaser and the

          Company; (b) by Parent and Purchaser, on the one hand, or the

          Company, on the other hand, if the Offer expires or is terminated or withdrawn in accordance with the terms hereof without any shares of Common Stock being purchased thereunder or the Offer is terminated, or has not been commenced in accordance with the terms hereof by the close of business on March 7, 1995, or if

          Purchaser has not purchased shares of Common Stock validly tendered and not withdrawn pursuant to the Offer in accordance with the terms hereof within 75 calendar days after commencement of the Offer; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 7.1(b) is not in material breach of this Agreement; (c) by the Company, if

          Parent or Purchaser materially breaches any of the

          representations and warranties or covenants contained in this

          Agreement, or by Parent and Purchaser if the Company materially breaches any of the representations and warranties or covenants contained in this Agreement; (d) by either Parent and Purchaser or the Company, if the Merger is not consummated prior to

          June 30, 1995; provided, however, that the right to terminate this Agreement under this Section 7.1(d) will not be available to any party whose failure to fulfill any obligation under this

          Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date; (e) by either

          Parent and Purchaser, on the one hand, or the Company, on the other hand, if either one (or any permitted assignee hereunder)

          is restrained, enjoined or otherwise precluded by an order,

          decree, ruling or injunction (other than an order or injunction issued on a temporary or preliminary basis) of a court, domestic or foreign, of competent jurisdiction or other Governmental

          Entity from consummating the Merger or making the acquisition or holding by Parent or its subsidiaries of the shares of Common

          Stock or shares of common stock of the Surviving Corporation illegal and all means of appeal and all appeals from such order decree, ruling, injunction or other action have been finally exhausted; (f) by the Company if the Board of Directors of the

          Company determines that it will not recommend acceptance of the

          Offer and approval of the Merger by the Company's stockholders

          (or if such recommendation is withdrawn) based upon the advice of outside counsel that such action is necessary for the Board of

          Directors to comply with its fiduciary duties to stockholders under applicable law; and (g) by Parent and Purchaser, if (i) the

          Board of Directors of the Company shall not have recommended or shall withdraw, modify or change its recommendation relating to the Merger or the Offer in a manner materially adverse to Parent or shall have resolved to do any of the foregoing; (ii) the Board of Directors of the Company shall have recommended to the

          stockholders of the Company that they accept or approve, or the

          Company or any of its subsidiaries shall have agreed to engage in, a Competing Transaction; or (iii) any Person shall have acquired beneficial ownership or the right to acquire beneficial ownership or any "group" (as such term is defined under Section

          13(d) of the Exchange Act and the rules and regulations

          promulgated thereunder) shall have been formed which beneficially owns, or has the right to acquire "beneficial ownership" (as defined in the Rights Agreement) of, more than 20% of the then-

          outstanding shares of Common Stock of the Company.  For the purposes of this Agreement, "Competing Transaction" means any of the following involving the Company or any of its subsidiaries:

          (i) any merger, consolidation, share exchange, business

          combination or other similar transaction except for such of the foregoing as to which the only parties are the Company or one or more subsidiaries of the Company; (ii) any sale, lease, exchange,

          mortgage, pledge, transfer or other disposition of the assets of the Company or any of its subsidiaries constituting 5% or more of the consolidated assets of the Company or accounting for 5% or more of the consolidated revenues of the Company in a single transaction or series of related transactions involving any

          Person other than the Company or one or more subsidiaries of the

          Company; or (iii) any tender or exchange offer for 20% or more of the outstanding shares of Voting Stock or the filing of a

          registration statement under the Securities Act in connection therewith.  In the event of any termination and abandonment pursuant to this Section 7.1, no party hereto (or any of its directors or officers) will have any liability or further

          obligation to any other party to this Agreement, except for obligations under the last sentences of Sections 1.1 and 1.3, the second sentence of Section 5.4 and all of Section 7.10 hereof and except that nothing herein will relieve any party from liability for any breach of this Agreement.  Any action by the Company to terminate this Agreement pursuant to this Section 7.1 will require only the approval of a majority of the directors of the

          Company then in office who are directors of the Company on the date hereof, or persons nominated or elected to succeed such directors by a majority of such directors (the "Continuing

          Directors").

               7.2.  Non-Survival of Representations, Warranties and
                     -----------------------------------------------

          Agreements.  The representations and warranties or agreements in
          ----------

          this Agreement will terminate at the Effective Time or the earlier termination of this Agreement pursuant to Section 7.1, as the case may be, provided, however, that if the Merger is

          consummated, Sections 2.6, 5.3, 5.8, 5.9, 5.14 and 5.15 hereof will survive the Effective Time to the extent contemplated by such Sections, and provided further, however, that the last sentences of Sections 1.1 and 1.3, the second sentence of

          Section 5.4 and all of Section 7.10 hereof will in all events survive any termination of this Agreement.

               7.3.  Waiver and Amendment.  Subject to applicable
                     --------------------

          provisions of the DGCL, any provision of this Agreement may be waived at any time by the party which is, or whose stockholders are, entitled to the benefits thereof, and this Agreement may be amended or supplemented at any time, provided that no amendment will be made after any stockholder approval of the adoption of the Merger Agreement which reduces the Merger Price without further approval of the holders of the Voting Stock, provided further that any action by the Company to waive or amend any provision of this Agreement will require the approval of a majority of the Continuing Directors.  No such waiver, amendment or supplement will be effective unless in a writing which makes express reference to this Section 7.3 and is signed by the party or parties sought to be bound thereby.

               7.4.  Entire Agreement.  This Agreement contains the entire
                     ----------------

          agreement among Parent, Purchaser and the Company with respect to the Offer, the Merger and the other transactions contemplated hereby and thereby, and supersedes all prior agreements among the parties with respect to such matters other than, prior to the

          Effective Time, the Confidentiality Agreement.

               7.5.  Applicable Law.  This Agreement will be governed by
                     --------------

          and construed in accordance with the laws of the State of

          Delaware, without giving effect in the principles of conflict of laws of that State.

               7.6.  Interpretation.  For purposes of this Agreement, a
                     --------------

          "subsidiary" of a corporation means any corporation or other legal entity (including without limitation partnerships or limited liability companies) more than 50% of the outstanding voting securities or similar rights of which are directly or indirectly owned by such other corporation and "Person" means an individual or legal entity.  The descriptive headings contained herein are for convenience and reference only and will not affect in any way the meaning or interpretation of this Agreement.

               7.7.  Notices.  All notices and other communications
                     -------

          hereunder will be in writing and will be given by delivery (and will be deemed to have been duly given upon receipt) in person,

          by cable, facsimile transmission, telegram, telex or other standard form of telecommunications, or by registered or

          certified mail, postage prepaid, return receipt requested,

          addressed as follows:

               If to the Company to:

                    Maxus Energy Corporation
                    717 North Harwood Street
                    Dallas, Texas 75201
                    Attention:  General Counsel
                    Telephone:  214/953-2000
                    Telecopy:   214/979-1986

               With a copy to:

                    Jones, Day, Reavis & Pogue
                    599 Lexington Avenue, 22nd Floor
                    New York, New York  10022
                    Attention:  Robert A. Profusek, Esq.
                    Telephone:  212/326-3800
                    Telecopy:   212/755-7306

               If to Parent or Purchaser to:

                    YPF Sociedad Anonima
                    Avenida Pte. Roque Saenz Pena 777
                    Buenos Aires 1364, Argentina
                    Attention:  President
                    Telephone:  011-541-329-5705
                    Telecopy:   011-541-329-5704

               With a copy to:

                    Andrews & Kurth L.L.P.
                    4200 Texas Commerce Tower
                    Houston, Texas 77002
                    Attention:  P. Dexter Peacock, Esq.
                    Telephone:  713/220-4354
                    Telecopy:  713/220-3690


          or to such other address as any party may have furnished to the other parties in writing in accordance herewith.

               7.8.  Counterparts.  This Agreement may be executed in any
                     ------------

          number of counterparts, each of which will be deemed to be an original but all of which together will constitute but one agreement.

               7.9.  Parties in Interest; Assignment.  Except for
                     -------------------------------

          Sections 2.6 and 5.3 hereof (which are intended to be for the benefit of directors and Senior Executives to the extent

          contemplated thereby and their beneficiaries, and may be enforced by such persons) and Section 5.8 hereof (which is intended to be for the benefit of directors, officers, agents and employees to the extent contemplated thereby and their beneficiaries, and may be enforced by such persons), this Agreement is not intended to nor will it confer upon any other person (other than the parties hereto) any rights or remedies.  Except as otherwise expressly provided herein, this Agreement is binding upon and is solely for the benefit of the parties hereto and their respective

          successors, legal representatives and assigns.  Purchaser will have the right (a) to assign to Parent or any direct or indirect wholly owned subsidiary of Parent any and all rights and

          obligations of Purchaser under this Agreement, including without limitation the right to substitute in its place Parent or such a subsidiary as one of the constituent corporations in the Merger

          (such subsidiary assuming all of the obligations of Purchaser in connection with the Merger), provided that any such assignment will not relieve Parent or Purchaser from any of its obligations hereunder, and (b) to transfer to Parent or to any direct or indirect wholly owned subsidiary of Parent the right to purchase shares of Common Stock tendered pursuant to the Offer, provided that any such transfer will not relieve Purchaser from any of its obligations hereunder.

               7.10.  Expenses; Termination Fee.  Whether or not the Offer
                      -------------------------

          or Merger is consummated, all costs and expenses incurred in connection with the Offer, this Agreement and the transactions contemplated hereby will be paid by the party incurring such costs and expenses, provided, however, that (a) in the event of a termination of this Agreement by the Company pursuant to

          Section 7.1(f) or by Parent and Purchaser pursuant to

          Section 7.1(g)(i) or (ii) hereof, the Company will be obligated to promptly pay to Purchaser $20 million in cash, and (b) in the event of a termination of this Agreement by the Company or by

          Parent if at the date of such termination any condition to the funding of the loans contemplated by the Commitment has not been satisfied, provided that at such time no other condition to

          Parent's obligation to consummate the Offer or the Merger, as the case may be, is unsatisfied (other than the failure to meet the

          Minimum Share Condition as a result of the failure to obtain such funding), Parent and Purchaser, jointly and severally, will be obligated to promptly pay to the Company $20 million in cash.

               7.11.  Obligation of Parent.  Whenever this Agreement
                      --------------------

          requires Purchaser to take any action, such requirement will be deemed to include an undertaking on the part of Parent to cause

          Purchaser to take such action.

               7.12.  Enforcement of the Agreement.  The parties hereto
                      ----------------------------

          agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.

          It is accordingly agreed that the parties hereto will be entitled to an injunction or injunctions to prevent breaches of this

          Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any State of the

          United States having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity,

          including without limitation under Section 7.10 hereof.

               7.13.  Severability.  If any term or other provision of this
                      ------------

          Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the

          transactions contemplated hereby is not affected in any manner adverse to any party hereto.  Upon any such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are consummated to the extent possible.

               7.14.  Consent to Jurisdiction and Service of Process.
                      ----------------------------------------------

          (a) Parent consents to the non-exclusive jurisdiction of any court of the State of New York or any United States federal court sitting in the Borough of Manhattan, New York City, New York,

          United States, and any appellate court from any thereof, and waives any immunity from the jurisdiction of such courts over any suit, action or proceeding that may be brought in connection with this Agreement.  Parent irrevocably waives, to the fullest extent permitted by law, any objection to any suit, action or proceeding that may be brought in connection with this Agreement in such courts whether on the grounds of venue, residence or domicile or on the ground that any such suit, action or proceeding has been brought in an inconvenient forum.  Parent agrees that final judgment in any such suit, action or proceeding brought in such court shall be conclusive and binding upon Parent and may be enforced in any court to the jurisdiction of which Parent is subject by suit upon such judgment; provided that service of process is effected upon Parent in the manner provided in this

          Agreement.  Notwithstanding the foregoing, any suit, action or proceeding brought in connection with this Agreement may be instituted in any competent court in Argentina.

                    (b)  Parent agrees that service of all writs, process

          and summonses in any suit, action or proceeding brought in connection with this Agreement against Parent in any court sitting in the Borough of Manhattan, New York City, New York,

          United States may be made upon CT Corporation System at

          1633 Broadway, New York, New York 10019, whom Parent irrevocably appoints as its authorized agent for service of process.  Parent represents and warrants that CT  Corporation System has agreed to act as Parent's agent for service of process.  Parent agrees that such appointment shall be irrevocable so long as this Agreement shall remain in effect or until the irrevocable appointment by

          Parent of a successor in The City of New York as its authorized agent for such purpose and the acceptance of such appointment by such successor.  Parent further agrees to take any and all action, including the filing of any and all documents and

          instruments, that may be necessary to continue such appointment in full force and effect as aforesaid.  If CT Corporation System shall cease to be Parent's agent for service of process, Parent shall appoint without delay another such agent and provide prompt written notice to the Company, to the extent known to it, of such appointment.  With respect to any such action in any court of the

          State of New York or any United States federal court in the

          Borough of Manhattan, New York City, service of process upon CT

          Corporation System, as the authorized agent of Parent for service of process, and written notice of such service to Parent, shall be deemed, in every respect, effective service of process upon

          Parent.

                    (c)  Nothing in this Section 7.14 shall affect the

          right of any party to serve legal process in any other manner permitted by law or affect the right of any party to bring any action or proceeding against any other party or its property in the courts of other jurisdictions.

               IN WITNESS WHEREOF, the parties hereto have duly executed

          this Agreement.

          ATTEST:                           YPF SOCIEDAD ANONIMA


          By                                By
             ---------------------------       ---------------------------


                                            YPF ACQUISITION CORP.


          By                                By
             ---------------------------       ---------------------------


                                            MAXUS ENERGY CORPORATION


          By                                By
             ---------------------------       ---------------------------

                                                                  Exhibit A
                                                                  ---------


                               CONDITIONS TO THE OFFER
                               -----------------------


                    Notwithstanding any other provision of the Offer,

          Purchaser shall not be required to accept for payment, purchase or pay for any shares of Common Stock tendered pursuant to the

          Offer (the "Shares"), and may postpone the acceptance for

          payment, the purchase of, and/or payment for Shares, and/or may,

          subject to the terms of the Agreement, amend or terminate the

          Offer if (i) the Minimum Share Condition has not been satisfied,

          (ii) the Company shall not have taken the steps necessary to redeem the Rights, (iii) the applicable waiting period under the

          HSR Act shall not have expired or been terminated, (iv) the closing of the loans in connection with the Offer shall not have occurred under the Loan Agreement contemplated by the commitment letter, dated February 24, 1995, addressed to Parent from The

          Chase Manhattan Bank (National Association), a copy of which has heretofore been delivered to the Company, or (v) at any time at or before payment for any Shares (whether or not any Shares have theretofore been accepted for payment or paid for pursuant to the

          Offer), any of the following events shall have occurred and be continuing:

                         (a)  there shall be in effect any temporary

                    restraining order, preliminary or final injunction or

                    other order or decree issued by any United States

                    federal or state court of competent jurisdiction or

                    United States federal or state governmental, regulatory

                    or administrative agency or authority, (1) enjoining,

                    restraining or otherwise prohibiting the Offer, the

                    Merger or the acquisition by Parent or Purchaser of

                    shares of Common Stock; (2) prohibiting or materially

                    limiting the ownership or operation by Parent or

                    Purchaser of all or any substantial portion of the

                    business or material assets of the Company and its

                    subsidiaries, taken as a whole, or, as a consequence of

                    the Offer, Merger or Parent or Purchaser's acquisition

                    of shares of Common Stock, of Parent or any of its

                    subsidiaries, or compelling Parent or Purchaser to

                    dispose of or to hold separate all or any material

                    portion of the business or material assets of the

                    Company and its subsidiaries, taken as a whole, or of

                    Parent or any of its subsidiaries, or imposing any

                    material limitation on the ability of Parent or

                    Purchaser to conduct such business or own such assets,

                    (3) imposing material limitations on the ability of

                    Parent or Purchaser (or any other affiliate of Parent)

                    to acquire or hold or to exercise full rights of

                    ownership of the shares of Common Stock, including

                    without limitation the right to vote the shares of

                    Common Stock purchased by them on all matters properly

                    presented to the stockholders of the Company, or

                    (4) requiring material divestitures by Parent or

                    Purchaser or any of their subsidiaries or affiliates of any Shares, as a consequence of the Offer, Merger or

                    Parent or Purchaser's acquisition of shares of Common

                    Stock; or

                         (b)  there shall be any statute, rule, regulation

                    or order promulgated, enacted, entered or deemed

                    applicable to the Offer or the Merger, or any other

                    action shall have been taken, by any Governmental

                    Entity that is reasonably likely to result in any of

                    the consequences referred to in clauses (1) through (4)

                    of paragraph (a) above; or

                         (c)  there shall have occurred (1) any general

                    suspension of trading in, or limitation on prices for,

                    trading in securities on the New York Stock Exchange or

                    in the over-the-counter-market, (2) a declaration of a

                    banking moratorium or any limitation or suspension of

                    payments by United States authorities on the extension

                    of credit by United States lending institutions, (3) a

                    commencement of war, armed hostilities or other

                    international or national calamity directly or

                    indirectly involving the United States, or (4) in the

                    case of any of the foregoing existing at the time of

                    the commencement of the Offer, a material acceleration

                    or worsening thereof; or

                         (d)  it shall have been publicly disclosed or

                    Purchaser shall have learned that any Person shall have

                    entered into a definitive agreement or an agreement in

                    principle with the Company with respect to a tender offer or exchange offer for any shares of capital stock of the Company (including without limitation the shares

                    of Common Stock) or a merger, consolidation or other

                    business combination or any acquisition or disposition

                    of a material amount of assets or any comparable event

                    with or involving the Company (other than such of the

                    foregoing as is permitted by the Agreement); or

                         (e)  any of the representations and warranties of

                    the Company in the Agreement shall not have been, or

                    shall cease to be, true and correct in all material

                    respects (whether because of circumstances or events

                    occurring in whole or in part prior to, on or after the

                    date of the Agreement), or the Company shall have not

                    performed in all material respects the covenants to be

                    performed by it pursuant to the Agreement; or

                         (f)  the Agreement shall have been terminated by

                    the Company, on the one hand, or Parent and Purchaser,

                    on the other hand, in accordance with its terms or

                    Purchaser or Parent, on the one hand, and the Company,

                    on the other hand, shall have reached an agreement

                    providing for the termination of the Offer; or

                         (g)  the Company's Board of Directors shall have

                    failed to recommend and approve, or shall no longer

                    recommend and approve, the Offer or the adoption of the

                    Merger Agreement, or shall materially modify or amend

                    its recommendation and approval with respect thereto,

                    or shall have resolved to do any of the foregoing

                    (except that the foregoing shall not apply to a

                    modification or amendment solely in the reasons for

                    such recommendation and approval so long as the Board

                    of Directors of the Company continues to recommend and

                    approve acceptance of the Offer and adoption of the

                    Merger Agreement by holders of Voting Stock); or

                         (h)  without limiting the generality or effect of

                    Paragraph (e) of this Section, except as disclosed to

                    Parent pursuant to the Agreement, there shall have been

                    any material adverse change in the business, financial

                    condition or results of operations of the Company and

                    its subsidiaries, taken as a whole;

          which, in the sole judgment of Purchaser, in any such case regardless of the circumstances (including any action or inaction by Purchaser or any of its affiliates other than a material breach by Purchaser or Parent of the Agreement) giving rise to any such condition, makes it inadvisable to proceed with the

          Offer or with such acceptance for payment or purchase of or payment for any of the Shares.

                    The foregoing conditions (i) may be asserted by

          Purchaser regardless of the circumstances (including any action or inaction by Purchaser or any of its affiliates other than a breach by Purchaser or Parent of the Agreement) giving rise to such condition and (ii) other than the Minimum Share Condition,

          are for the sole benefit of Purchaser and its affiliates.  The foregoing conditions, other than the Minimum Share Condition, may be waived by Purchaser in whole or in part at any time and from time to time in its sole discretion. The failure by Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any other rights and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

          I.  THE TENDER OFFER  . . . . . . . . . . . . . . . . . . . .   1
              ----------------

                    1.1.  The Offer . . . . . . . . . . . . . . . . . .   1
                          ---------

                    1.2.  Company Action  . . . . . . . . . . . . . . .   4
                          --------------

                    1.3.  Stockholder Lists . . . . . . . . . . . . . .   6
                          -----------------

                    1.4.  Board of Directors of the Company . . . . . .   6
                          ---------------------------------


          II.  THE MERGER . . . . . . . . . . . . . . . . . . . . . . .   8
               ----------

                              2.1.1.  Merger  . . . . . . . . . . . . .   8
                                      ------

                              2.1.2.  Effective Time  . . . . . . . . .   8
                                      --------------

                              2.1.3.  Effect of Merger  . . . . . . . .   9
                                      ----------------

                              2.1.4.  Conversion of Shares of Common
                                      ------------------------------

                         Stock  . . . . . . . . . . . . . . . . . . . .   9
                         -----

                    2.2.  Stockholders' Meeting of the Company  . . . .  11
                          ------------------------------------

                    2.3.  Consummation of the Merger  . . . . . . . . .  11
                          --------------------------

                    2.4.  Payment for Shares of Common Stock  . . . . .  12
                          ----------------------------------

                    2.5.  Closing of the Company's Transfer Books . . .  14
                          ---------------------------------------

                    2.6.  The Company Stock Options and Related
                          -------------------------------------

                    Matters . . . . . . . . . . . . . . . . . . . . . .  14
                    -------


          III.  REPRESENTATIONS AND WARRANTIES OF PARENT AND
                --------------------------------------------

               PURCHASER  . . . . . . . . . . . . . . . . . . . . . . .  15
               ---------

                    3.1.  Corporate Organization  . . . . . . . . . . .  15
                          ----------------------

                    3.2.  Authority . . . . . . . . . . . . . . . . . .  15
                          ---------

                    3.3.  Offer Documents . . . . . . . . . . . . . . .  16
                          ---------------

                    3.4.  Proxy Statement . . . . . . . . . . . . . . .  17
                          ---------------

                    3.5.  Fees  . . . . . . . . . . . . . . . . . . . .  17
                          ----

                    3.6.  Consents and Approvals; No Violation  . . . .  17
                          ------------------------------------

                    3.7.  Financing . . . . . . . . . . . . . . . . . .  19
                          ---------

                    3.8. Operations of the Company Following the
                         ---------------------------------------

                    Merger  . . . . . . . . . . . . . . . . . . . . . .  19
                    ------


          IV.  REPRESENTATIONS AND WARRANTIES OF THE COMPANY  . . . . .  20
               ---------------------------------------------

                    4.1.  Corporate Organization  . . . . . . . . . . .  20
                          ----------------------

                    4.2.  Capitalization  . . . . . . . . . . . . . . .  21
                          --------------

                    4.3.  Authority . . . . . . . . . . . . . . . . . .  22
                          ---------

                    4.4.  Consents and Approvals; No Violation  . . . .  23
                          ------------------------------------

                    4.5.  Commission Filings  . . . . . . . . . . . . .  24
                          ------------------

                    4.6.  Absence of Certain Changes  . . . . . . . . .  25
                          --------------------------

                    4.7.  Litigation  . . . . . . . . . . . . . . . . .  26
                          ----------

                    4.8.  Compliance with Applicable Laws . . . . . . .  27
                          -------------------------------

                    4.9.  Fees  . . . . . . . . . . . . . . . . . . . .  28
                          ----

                    4.10.  Offer Documents  . . . . . . . . . . . . . .  28
                           ---------------

                    4.11.  Schedule 14D-9 . . . . . . . . . . . . . . .  28
                           --------------

                    4.12.  Proxy Statement  . . . . . . . . . . . . . .  29
                           ---------------

                    4.13.  Rights . . . . . . . . . . . . . . . . . . .  29
                           ------

                    4.14.  Certain Actions. . . . . . . . . . . . . . .  30
                           ---------------

                    4.15.  Subsidiaries . . . . . . . . . . . . . . . .  30
                           ------------

                    4.16.  No Default . . . . . . . . . . . . . . . . .  32
                           ----------

                    4.17.  Taxes  . . . . . . . . . . . . . . . . . . .  32
                           -----

                    4.18.  Insurance  . . . . . . . . . . . . . . . . .  35
                           ---------

                    4.19.  Benefit Plans  . . . . . . . . . . . . . . .  36
                           -------------

                    4.20.  Labor Matters  . . . . . . . . . . . . . . .  38
                           -------------

                    4.21.  Certain Environmental Matters  . . . . . . .  40
                           -----------------------------

          V.  COVENANTS . . . . . . . . . . . . . . . . . . . . . . . .  40
              ---------

                    5.1.  Acquisition Proposals . . . . . . . . . . . .  40
                          ---------------------

                    5.2.  Interim Operations  . . . . . . . . . . . . .  41
                          ------------------

                              5.2.1.  Conduct of Business . . . . . . .  41
                                      -------------------

                              5.2.2.  Certificate and By-Laws . . . . .  42
                                      -----------------------

                              5.2.3.  Capital Stock . . . . . . . . . .  42
                                      -------------

                              5.2.4.  Dividends . . . . . . . . . . . .  43
                                      ---------

                              5.2.5.  Debt  . . . . . . . . . . . . . .  43
                                      ----

                    5.3.  Employee Plans, Compensation, Etc.  . . . . .  44
                          ----------------------------------

                    5.4.  Access and Information  . . . . . . . . . . .  46
                          ----------------------

                    5.5.  Certain Filings, Consents and Arrangements  .  48
                          ------------------------------------------

                    5.6.  State Takeover Statutes . . . . . . . . . . .  48
                          -----------------------

                    5.7.  Proxy Statement . . . . . . . . . . . . . . .  48
                          ---------------

                    5.8.  Indemnification and Insurance . . . . . . . .  49
                          -----------------------------

                    5.9.  Additional Agreements . . . . . . . . . . . .  50
                          ---------------------

                    5.10.  Compliance with Antitrust Laws . . . . . . .  52
                           ------------------------------

                    5.11.  Publicity  . . . . . . . . . . . . . . . . .  52
                           ---------

                    5.12.  Notice of Actions and Proceedings  . . . . .  53
                           ---------------------------------

                    5.13.  Notification of Certain Other Matters  . . .  53
                           -------------------------------------

                    5.14.  Listing of Preferred Stock . . . . . . . . .  54
                           --------------------------

                    5.15.  Certain Obligations of Parent  . . . . . . .  54
                           -----------------------------


          VI.  CONDITIONS . . . . . . . . . . . . . . . . . . . . . . .  55
               ----------

                    6.1.  Conditions  . . . . . . . . . . . . . . . . .  55
                          ----------

                              6.1.1.  Stockholder Approval  . . . . . .  55
                                      --------------------

                              6.1.2.  Purchase of Shares of Voting
                                      ----------------------------

                         Stock  . . . . . . . . . . . . . . . . . . . .  55
                         -----

                              6.1.3.  Injunctions; Illegality . . . . .  55
                                      -----------------------

                              6.1.4.  HSR Act . . . . . . . . . . . . .  56
                                      -------

                    6.2.  Parent Obligations. . . . . . . . . . . . . .  56
                          ------------------


          VII.  MISCELLANEOUS . . . . . . . . . . . . . . . . . . . . .  57
                -------------

                    7.1.  Termination . . . . . . . . . . . . . . . . .  57
                          -----------

                    7.2.  Non-Survival of Representations, Warranties
                          -------------------------------------------

                    and Agreements  . . . . . . . . . . . . . . . . . .  60
                    --------------

                    7.3.  Waiver and Amendment  . . . . . . . . . . . .  60
                          --------------------

                    7.4.  Entire Agreement  . . . . . . . . . . . . . .  61
                          ----------------

                    7.5.  Applicable Law  . . . . . . . . . . . . . . .  61
                          --------------

                    7.6.  Interpretation  . . . . . . . . . . . . . . .  61
                          --------------

                    7.7.  Notices . . . . . . . . . . . . . . . . . . .  61
                          -------

                    7.8.  Counterparts  . . . . . . . . . . . . . . . .  63
                          ------------

                    7.9.  Parties in Interest; Assignment . . . . . . .  63
                          -------------------------------

                    7.10.  Expenses; Termination Fee  . . . . . . . . .  64
                           -------------------------

                    7.11.  Obligation of Parent . . . . . . . . . . . .  64
                           --------------------

                    7.12.  Enforcement of the Agreement . . . . . . . .  64
                           ----------------------------

                    7.13.  Severability . . . . . . . . . . . . . . . .  65
                           ------------

               7.14.  Consent to Jurisdiction and Service of Process  .  65
                      ----------------------------------------------

                                                                 Exhibit 4


                              Press Release


YPF Announces Tender Offer for Maxus Common Shares

Buenos Aires, Argentina and Dallas, Texas, February 28, 1995 - YPF Sociedad Anonima (NYSE: YPF) and Maxus Energy Corporation (NYSE: MXS) today jointly announced an agreement whereby YPF will acquire all of the Common Stock of Maxus at $5.50 per share through a tender offer to be followed by a merger in which the remaining Maxus Common Stock will be exchanged for the same $5.50 per share. Holders of Maxus Common Stock will also receive a cash payment of $0.10 per share upon the redemption of rights issued under Maxus' Shareholder Rights Plan. Maxus' Board of Directors have approved the tender offer and the merger and have recommended that stockholders accept the tender offer. Maxus' preferred stock will remain outstanding.

The tender offer for all of the Maxus Common Stock will commence in the next few days. YPF has received a commitment letter from The Chase Manhattan Bank to provide loans of up to $800 million for the purchase. The tender offer, the merger and the financing are subject to various conditions, including that at least a majority of Maxus' voting stock be tendered.

As a part of the agreement, Maxus will suspend all efforts to sell Midgard, Maxus' mid-continent natural gas subsidiary.

Jose A. Estenssoro, Chief Executive Officer of YPF, said that this acquisition will establish YPF as an international oil and gas company, which has been a cornerstone of the strategy for YPF since its privatization in 1993. He said that Maxus' assets--in Indonesia, Venezuela, Ecuador, Bolivia, and the United States--were a great fit for YPF in this respect, and that YPF's financial strength will be important in realizing the potential that YPF sees in Maxus' assets. He also said he believed that operational management and personnel were first-class and would provide essential interaction with YPF's present operations and future expansion. Conversely, he added that he believed that YPF could be of substantial help to Maxus in adding value to its South American operations.

Estenssoro added that, following the merger, Peter Gaffney, a founding partner of Gaffney, Cline and Associates, reservoir engineers, who is currently also President of the Society of Petroleum Engineers, will become the interim chief executive officer of Maxus. Charles L. Blackburn, the current CEO of Maxus, has been asked to become an international consultant to YPF and to remain a Board member.

Estenssoro added that he was particularly gratified that Peter Gaffney had agreed to take the Interim CEO's job at Maxus. Mr. Gaffney has been an advisor to Maxus for a number of years and is familiar with Maxus' personnel, operations and assets.

                                                            Exhibit 5

                                  [MAXUS LETTERHEAD]

                                    March 3, 1995

          Dear Stockholder:

                    I am pleased to inform you that the Board of Directors of Maxus Energy Corporation (the "Company") has approved the acquisition of all of the outstanding shares of the Company's common stock (the "Shares") by a subsidiary of YPF Sociedad Anonima ("YPF"). The YPF subsidiary is commencing a tender offer to purchase all outstanding Shares at $5.50 per share, net to the seller in cash. Subject to certain conditions, each Share not acquired in the tender offer will be converted into a right to receive the same price of $5.50 per share and the YPF subsidiary will be merged into the Company. In connection with the offer, the rights previously attached to Shares will be redeemed, with the result that holders of Shares as of the close of business on March 22, 1995 will also receive the redemption price of $0.10 per Share.

                    The Board of Directors of the Company has determined that the YPF offer and merger are in the best interests of the stockholders of the Company and recommends that stockholders accept the YPF offer and tender their Shares pursuant to the offer. In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors, including the opinion of CS First Boston Corporation, the Company's financial advisor, that the consideration to be received by holders of Shares in the tender offer and the merger is fair to such holders from a financial point of view.

                    Accompanying this letter is the Company's Solicitation/ Recommendation Statement on Schedule 14D-9, which contains information regarding the factors considered by the Board of Directors, a copy of the CS First Boston Corporation opinion letter, and other information regarding the tender offer and the merger. Also enclosed is the offer to purchase of YPF's subsidiary, together with related materials. These documents set forth the terms and conditions of the tender offer and other important information. We encourage you to read the enclosed materials carefully.

                    On behalf of the Company's Board of Directors, management, and employees, I thank you for your support over the years.

                                        Sincerely,

                                        /s/ CHARLES L. BLACKBURN
                                        ------------------------
                                        Charles L. Blackburn
                                        Chairman, President and
                                        Chief Executive Officer

                                                                  Exhibit 6

                           [letterhead of CS First Boston]





          February 28, 1995

          The Board of Directors
          Maxus Energy Corporation
          717 North Harwood Street
          Dallas, Texas  75201

          Dear Sirs:

               You have asked us to advise you with respect to the fairness to the holders of shares of the Common Stock, par value $1.00 per share (the "Shares"), of Maxus Energy Corporation ("Maxus" or the "Company") from a financial point of view of the consideration to be received by such stockholders pursuant to the terms of the Merger Agreement, dated as of February 28 (the "Merger Agreement"), among the Company, YPF Sociedad Anonima ("YPF"), and YPF Acquisition Corp., a wholly owned subsidiary of YPF ("Acquisition Corp."). The Merger Agreement provides, among other things, for (i) a tender offer (the "Tender Offer") by Acquisition Corp. for all of the outstanding Shares at $5.50 per Share net to the seller in cash and (ii) a subsequent merger (the "Merger") of Acquisition Corp. with and into the Company in which the Company will become a wholly owned subsidiary of YPF and each remaining outstanding Share will be converted into the right to receive $5.50 in cash.

               In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to the Company, including financial statements. We have also reviewed certain other information, including financial forecasts and reserve information, provided to us by the Company and have met with the Company's management to discuss the business prospects and strategic and financial plans of the Company.

               We have also considered certain financial and stock market data of the Company, and we have compared that data with similar data for other publicly held companies in businesses similar to those of the Company and we have considered the financial terms of certain other business combinations and other transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

               In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. You have instructed us to assume that the strategic and financial plans of the management of the Company will be implemented as scheduled. With respect to

          The Board of Directors
          Maxus Energy Corporation
          February 28, 1995
          Page 2

          the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. In addition, we have not made an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We were not requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company, except in regard to Midgard Energy Company, a wholly owned subsidiary of the Company. A number of companies did, however, approach the Company with respect to a possible acquisition of all or a substantial part of the Company, and at your request we did engage in discussions with such interested parties.

               We have acted as financial advisor to Maxus in connection with the Merger and will receive a fee for our services, which is contingent upon the consummation of the Merger.

               In the past, we have performed certain investment banking services for both Maxus and YPF and have received customary fees for such services. In addition, an officer of CS First Boston is an alternate member of YPF's Board of Directors.

               In the ordinary course of our business, CS First Boston and its affiliates may actively trade the debt and equity securities of both the Company and YPF for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

               It is understood that this letter is for the information of Maxus' Board of Directors only in connection with its consideration of the Merger, does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender Shares pursuant to the Tender Offer or how such stockholder should vote on the proposed Merger and is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without CS First Boston's prior written consent.

               Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration to be received by the stockholders of the Company in the Tender Offer and the

          The Board of Directors
          Maxus Energy Corporation
          February 28, 1995
          Page 3

          Merger is fair to such stockholders from a financial point of view.

                                             Very truly yours,

                                             CS FIRST BOSTON CORPORATION



                                             By: /s/ WILLIAM M. WICKER
                                                 ---------------------
                                                 William M. Wicker
                                                 Managing Director